OFFERING MEMORANDUM



qaZING, Inc.

A Delaware Corporation

Up to 3,571,000 Shares of

Common Stock

$0.28 per share Minimum Offering Amount: 80,000 shares

qaZING, Inc., a Delaware corporation (hereinafter referred to as the "Company", "We" or "Us"), is offering by means of this Offering Memorandum a minimum of eighty thousand (80,000) and a maximum of three million five hundred seventy one thousand (3,571,000) shares of Common Stock ("Shares" or "Securities") at an offering price of twenty eight cents ($0.28) per Share to qualified investors ("Investors") who meet the investor suitability requirements set forth herein (the "Offering"). The Shares are being offered pursuant to Title III of the JOBS Act of 2012. The minimum purchase is one thousand five hundred (1,500) Shares for a minimum investment amount of $420, and the maximum investment is seven hundred thousand (700,000) Shares for a maximum purchase of $196,000, subject to the Company's right to accept a greater amount.

Each Investor must agree to purchase the Shares for investment purposes only.

Proceeds from subscriptions for Shares will be held by FundAmerica Securities, LLC, as escrow agent, until such time as a minimum amount of 80,000 Shares for gross proceeds of $22,400 are sold (which may include Shares sold to management of the Company in this Offering). In the event the Company does not sell the minimum amount of 80,000 Shares for gross proceeds of $22,400 prior to 12:00am EST on May 13, 2017, all amounts will be returned to investors by the escrow agent without deduction, interest or setoff. **THESE SECURITIES ARE SPECULATIVE AND AN INVESTMENT IN THE SHARES INVOLVES SUBSTANTIAL RISK.**

PLEASE SEE THE SECTION TITLED "RISK FACTORS" FOR A DESCRIPTION OF RISKS RELATING TO AN INVESTMENT IN THE COMPANY.

IN THE EVENT THAT THERE ARE ANY INCONSISTENCIES BETWEEN INFORMATION PROVIDED IN THIS OFFERING AND INFORMATION PROVIDED ON THE INTERMEDIARY SITE STARTENGINE.COM, INFORMATION ON THE STARTENGINE.COM SHALL PREVAIL.

The date of this Offering Memorandum is May 16, 2016

Summary of Shares Offered:

	# Shares	Offering Price	Selling Commissions	Gross Proceeds to Company
Minimum Shares	80,000	$0.28	$0	$22,400
Maximum Shares	3,571,000	$0.28	$0	$999,880

Notes to table above:

While the Company currently intends for its management to sell the Shares, it may, in its sole discretion, retain selling agents and brokers to sell the Shares. In such event, the Company will be responsible for any commissions or fees of such parties, and related fees and expenses, which will reduce proceeds to the Company from this Offering.

The proceeds to the Company will be reduced by the offering expenses, including marketing expenses, legal fees, escrow agent fees and other similar expenses. See "Sources and Uses" located elsewhere in this Offering Memorandum for additional information.

qaZING, Inc.

Attn: Shareholder Services
70 Main Street Suite 500
Peterborough, NH 03458

Telephone: (800) 892 3058
Facsimile: (888) 415 7832

TABLE OF CONTENTS:

EXHIBITS

EXHIBIT 1:   BYLAWS

EXHIBIT 2:   CERTIFICATE OF INCORPORATION

EXHIBIT 3:   THIS EXHIBIT IS INTENTIONALLY BLANK

EXHIBIT 4:   SUBSCRIPTION AGREEMENT

EXHIBIT 5:   MATERIAL CONTRACTS

EXHIBIT 5A: CREDIT LINE AND SECURITY AGREEMENT

EXHIBIT 5A 1:   SECURITY AGREEMENT

EXHIBIT 5A 2:   REVOLVING LINE OF CREDIT NOTE

EXHIBIT 5A 3:   CREDIT LINE DISCLOSURE DOCUMENT

EXHIBIT 5B: STOCK OPTION PLAN

EXHIBIT 5C: ADVISORY BOARD AGREEMENT

EXHIBIT 6:   ESCROW AGREEMENTS

EXHIBIT 7:   OPINION RE LEGALITY

EXHIBIT 8:   AUDITED FINANCIAL STATEMENTS

EXHIBIT 9:   CONVERTIBLE NOTE

EXHIBIT 9-A   FORM OF CONVERTIBLE NOTE

EXHIBIT 9-B   SUBSCRIPTION AGREEMENT FOR PROMISSORY NOTE

EXHIBIT 9-C   INVESTOR SUITABILITY QUESTIONNAIRE FOR CONVERTIBLE NOTE

SECTION 2: Important Notices

IMPORTANT NOTICES

This Offering Memorandum ("Offering Memorandum") is being made available to you solely for the purpose of evaluating the specific transaction described herein. This information shall not be photocopied, reproduced or distributed to others without the prior written consent of qaZING, Inc. ("Company"). If you determine not to purchase any of the Shares offered hereby, you will promptly return or destroy all material received in connection herewith without retaining any copies.

DISCLAIMERS

THE SHARES OFFERED HEREBY IN THIS OFFERING MEMORANDUM HAVE NOT BEEN REGISTERED WITH, OR APPROVED, BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, NOR HAVE SUCH SHARES OR THIS MEMORANDUM BEEN FILED WITH OR REVIEWED BY THE ATTORNEY GENERAL OF ANY STATE OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE. THIS OFFERING IS BASED ON THE EXEMPTION FROM SUCH REGISTRATION AS SET FORTH IN TITLE III OF THE JOBS ACT.

THE INVESTMENT DESCRIBED IN THIS MEMORANDUM INVOLVES RISKS, AND IS OFFERED ONLY TO INDIVIDUALS WHO CAN AFFORD TO ASSUME SUCH RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO AGREE TO PURCHASE THE SHARES ONLY FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARD THE TRANSFER, RESALE, EXCHANGE OR FURTHER DISTRIBUTION THEREOF. THERE WILL BE NO PUBLIC MARKET FOR THE SHARES ISSUED PURSUANT TO THIS OFFERING MEMORANDUM. THE RESALE OF THE SHARES IS LIMITED BY FEDERAL AND STATE SECURITIES LAWS AND EACH INVESTOR SHOULD BE PREPARED TO HOLD THE SHARES FOR AN INDEFINITE PERIOD OF TIME. IT IS RECOMMENDED THAT EACH POTENTIAL INVESTOR SEEK COUNSEL SHOULD IT DESIRE MORE INFORMATION ABOUT THE APPLICABLE TRANSFER RESTRICTIONS.

THE PRICE OF THE SHARES AS DESCRIBED IN THIS OFFERING MEMORANDUM HAS BEEN ARBITRARILY DETERMINED BY THE COMPANY, AND EACH PROSPECTIVE INVESTOR SHOULD MAKE AN INDEPENDENT EVALUATION OF THE FAIRNESS OF SUCH PRICE UNDER ALL THE CIRCUMSTANCES AS DESCRIBED IN THE ATTACHED OFFERING MEMORANDUM.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION IN CONNECTION WITH THIS MEMORANDUM, EXCEPT SUCH INFORMATION AS IS CONTAINED OR REFERENCED IN THIS MEMORANDUM. ONLY INFORMATION OR REPRESENTATIONS CONTAINED OR REFERENCED HEREIN MAY BE RELIED UPON AS HAVING BEEN MADE BY THE COMPANY. PROSPECTIVE INVESTORS WHO HAVE QUESTIONS CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING MEMORANDUM OR WHO DESIRE ADDITIONAL INFORMATION OR DOCUMENTATION TO VERIFY THE INFORMATION CONTAINED HEREIN SHOULD CONTACT THE COMPANY.

NASAA Uniform Legend

In making an investment decision investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved, and whether this Offering meets your objectives and risk tolerance level. The Shares have not been approved, disapproved, endorsed or recommended by any federal or state securities commission or regulatory authority. Furthermore, neither the foregoing authorities nor any independent person has confirmed the accuracy or truthfulness of this document, or whether it is complete. Any representation to the contrary may be a criminal offense. These Securities are being offered pursuant to an exemption from registration. These securities are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act of 1933 ("Securities Act"), and the applicable state securities laws, pursuant to registration or exemption therefrom. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time.

FOR RESIDENTS OF ALL STATES:

THE SHARES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND ARE BEING SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH STATE LAWS. THE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. OFFEREES SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

FORWARD LOOKING STATEMENTS

This Offering Memorandum contains certain "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical fact included in this Offering Memorandum, including without limitation certain statements included in the exhibits to this Offering Memorandum, may constitute forward looking statements. Forward looking statements can often (but not always) be identified by terminology such as "may," "will," "could," "anticipate," "believe," "estimate," "intend," "expect," and "continue," or variations thereof, and similar expressions.

Although management of the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from the Company's expectations ("cautionary statements") are disclosed in this Offering Memorandum, including without limitation in conjunction with the forward looking statements included in this Offering Memorandum and in the section of this Offering Memorandum entitled "Risk Factors," and under the descriptions of the Company, its business and its business plans. All subsequent written and oral forward looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth herein. The Company disclaims any intention or obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.

PROJECTIONS OR FORECASTS CONTAINED IN THIS OFFERING MEMORANDUM, OR OTHER MATERIALS, MUST BE VIEWED ONLY AS ESTIMATES. THE ACTUAL PERFORMANCE OF THE COMPANY MAY DEPEND

UPON FACTORS BEYOND THE CONTROL OF THE COMPANY. NO ASSURANCE CAN BE GIVEN THAT THE COMPANY's ACTUAL PERFORMANCE WILL MATCH ITS INTENDED RESULTS.

TITLE III OF THE JOBS ACT

* The Shares are being offered in reliance on an exemption from the registration requirements of the Securities Act and are not required to comply with specific disclosure requirements that apply to registration under the Securities Act;

* Neither the Securities and Exchange Commission nor any state regulator has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials;

* The Shares are subject to legal restrictions on transfer and resale and investors should not assume they will be able to resell their securities; and

* Investing in securities involves risk, and investors should be able to bear the loss of their investment.

SECTION 3: Summary and Risk Factors

Summary and Risk Factors:

SUMMARY OF THE OFFERING AND SHARES: THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY MORE DETAILED INFORMATION THAT MAY APPEAR ELSEWHERE IN THIS OFFERING MEMORANDUM. EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS OFFERING MEMORANDUM AND ITS EXHIBIT IN THEIR ENTIRETY.

qaZING, Inc. (the "Company") was formed on September 10, 2015, as a Delaware corporation. The Company has had very limited operations to date. The Company is entering the business of providing a software platform to support an on demand marketplace for service providers and clients. For more information, see "The Company" elsewhere in this Offering Memorandum.

THE OFFERING

The Company is offering (the "Offering") to investors ("Investors") up to three million five hundred seventy one thousand (3,571,000) shares of Common Stock ("Shares") at a price of twenty eight cents ($0.28) per Share, payable in cash. The minimum purchase is fifteen hundred (1,500) Shares for a minimum investment amount of four hundred twenty dollars($420.00), subject to the Company's right to accept a lesser amount. The maximum purchase is seven hundred thousand (700,000) Shares for a maximum investment amount of $196,000, subject to the Company's right to accept a greater amount. The gross proceeds of the Offering will be a minimum of twenty two thousand four hundred dollars ($22,400) and a maximum of nine hundred ninety nine thousand eight hundred and eighty dollars ($999,880). While Company currently intends for its management to sell the Shares, it may, in its sole discretion, retain selling agents and brokers to sell the Shares. In such event, the Company may be responsible for any commissions or fees of such parties, and related fees and expenses. Proceeds from subscriptions for Shares will be held by Fund America Securities, LLC, as escrow agent, until such time as a minimum amount of eighty thousand (80,000) Shares, for gross proceeds of $22,400 are sold. In the event the Company does not sell the minimum amount of eighty thousand (80,000) Shares for gross proceeds of $22,400 (which may include Shares sold to management of the Company in this Offering) prior to 12:00am EST on May 13, 2017, all amounts will be returned to investors without deduction, interest or setoff. The Company will use each increment of financing it receives, starting with the minimum amount of $22,400 to extend the time and scale of its operations.

SUMMARY TERMS

The Offering:

Issuer: qaZING, Inc., a Delaware corporation (the "Company").

Securities: Common Stock (the "Shares").

Minimum Offering Amount: 80,000 Shares for gross proceeds of $22,400.

(which may include Shares sold to management of the Company in this Offering) for gross proceeds of $22,400, prior to 12:00am EST on [12 MONTHS FROM COMMENCEMENT OF OFFERING].

Maximum Offering Amount: 3,571,000 Shares for gross proceeds of $999,880.

Offering Period: The Offering will expire on May 13, 2017 unless earlier terminated.

Price per Share: Twenty eight cents ($0.28) per Share

Eligible Investors: The Offering of Shares is open to citizens of the United States, as well as foreigners.

Escrow: Proceeds of the sale of the Shares will be held by FundAmerica Securities, LLC, as escrow agent, until such time as the Company has accepted subscriptions for the minimum offering amount of Shares. In the event the Company has not received proceeds from the sale of Shares for the minimum offering amount prior to expiration of the Offering Period, all proceeds from the sale of the Shares will be returned to investors by the Escrow Agent without deduction, interest or setoff.

The Shares

Authorized Shares: Sixty million (60,000,000) Shares, from which amount shall be issued those Shares sold in this Offering.

Redemption RIGHTS: The Company shall have the right to repurchase Shares at $.56 per share within 34 months of the final closing of this Offering.

General Voting Rights: Each Share will have the right to a number of votes equal to the number of shares of Common Stock.

Transfer Restrictions: The Shares will be restricted securities and generally will not be transferrable unless subsequently registered under the Securities Act or an exemption from such registration is available. Subject to compliance with law, limited exceptions will be made for (i) a transfer not involving a change in beneficial ownership, (ii) transactions involving the distribution without consideration of Shares to (x) a parent, subsidiary or other affiliate of the holder that is a corporation or (y) any of its partners, members or other equity owners, or retired partners, retired members or other equity owners, or to the estate of any of its partners, members or other equity owners or retired partners, retired members or other equity owners, or (iii) transfers in compliance with Rule 144 under the Securities Act, as long as the Company is furnished with reasonably satisfactory evidence of compliance with such Rule. The Company may refuse any transfer, including a permitted transfer, if the Company reasonably determines that, as a result of such transfer, the Company would become subject to additional reporting requirements under the Securities Act or the Securities Exchange Act of 1934, as amended.

IPO Standoff: Holders of Shares will agree not to effect any transactions with respect to any of the Company's securities within 180 days following the Company's underwritten initial public offering, provided that all officers, directors and 1% stockholders of the Company are similarly bound.

Book Entry Shares: All Shares will be uncertificated and recorded in book entry format on the books and records of the Company, except as otherwise required by law. The Company will act as its own registrar and transfer agent in connection with this Offering. The Company reserves the right to appoint a third party to act as registrar and/or transfer agent.

Dispute Resolution: The Subscription Agreement will be governed by New York law. Any dispute, controversy, or claim arising out of such agreements shall be settled by binding arbitration pursuant to the Commercial Rules then in effect of the American Arbitration Association. The arbitration proceeding shall be held in New Hampshire, or any other location mutually agreed upon by the parties. Each party shall bear its own costs and expenses of such arbitration.

CLOSING: Until the minimum amount of 80,000 Shares for gross proceeds of $22,400 have been sold (which may include Shares sold to management of the Company in this Offering), all proceeds from the sale of Shares will be held by FundAmerica Securities, LLC, as escrow agent (the "Escrow Agent"). After the minimum amount of 80,000 Shares for gross proceeds of $22,400 is sold, all amounts held by the Escrow Agent will be delivered to the Company and all subsequent proceeds from the sale of Shares will be delivered directly to the Company without escrow. Please see "Item 9, How to Invest", below, for documentation and payment instructions. In the event the Company does not sell the minimum amount of 80,000 Shares for gross proceeds of $22,400 prior to 12:00am EST on May 13, 2017, all amounts will be returned to investors by the Escrow Agent without deduction, interest or setoff.

Closing and Termination of Offering:

The Shares will be offered and closed only when a properly completed and signed Subscription Agreement is submitted by the Investor or his/her representative and are received and accepted by the Company. The Subscription Agreement as submitted by the Investor or his/her representative shall be binding once the Company countersigns the Subscription Agreement. The Shares will be maintained in book entry format, and notice of issuance of the Shares will be delivered to accepted Investors shortly after the first closing, and thereafter promptly after acceptance of a subscription by the Company. Investors subscribing for the Shares may not withdraw or revoke their subscriptions at any time prior to acceptance by the Company, except as provided by applicable law. The Company reserves the right to reject any subscription for Shares for any reason in its sole discretion. The Company may close in whole or in part this Offering under any of the following conditions:

* Upon reaching the minimum offering subscription amount of 80,000 Shares for gross proceeds of $22,400 (which may include Shares sold to management of the Company in this Offering); or

* Upon reaching the maximum offering subscription amount of 3,571,000 Shares for gross proceeds of $999,880; or

* After the initial closing, the Company may continue to accept subscriptions in subsequent closings until the maximum offering subscription amount has been reached or the Offering is otherwise terminated.

This Offering shall terminate at 12:00am New York City time on May 13, 2017, or such earlier date that the Company may elect in its sole discretion (the "Offering Period"). In the event the Company does not sell the minimum amount (which may include Shares sold to management of the Company in this Offering) of 80,000 Shares for gross proceeds of $22,400 prior to expiration of the Offering Period, all amounts will be returned to investors by the Escrow Agent without deduction, interest or setoff.

USE OF PROCEEDS

The net proceeds of the Offering will be used to develop the Company's beta system, test market its beta system in an initial small and limited market, hire additional employees and contractors, test market its systems in a mid sized market, obtain office space, market the Company's services in a metropolitan area. See "Sources and Uses" located elsewhere in this Offering Memorandum for additional information.

RISK FACTORS

Please see Risk Factors posted as part of this offering at Start Engine intermediary's website www.StartEngine.com

SECTION 4: Dilution

There is not a material disparity between the public offering price and the effective cash cost to officers, directors, promoters, and affiliated persons for shares acquired by them in a transaction during the past year. However, the Company does have a stock option plan in place (See Exhibit 5B).

SECTION 5: Plan of Distribution and Selling Security Holders

PLAN OF DISTRIBUTION

The Shares will be offered to prospective investors by the management of the Company and, if the Company's management deems it necessary, qualified licensed personnel, pursuant to state and federal security laws, rules and regulations, as set forth elsewhere in this Offering Memorandum. This Offering is made solely through this Offering Memorandum, and all general solicitation and advertising is qualified in its entirety by the content of this Offering Memorandum. No person is authorized to engage in any general solicitation of this Offering except as authorized in writing by the Company. The Company and its management or other authorized personnel will use their best efforts during the Offering Period to find eligible Investors who desire to subscribe for the Shares in the Company. These Shares are offered on an "all or none" basis with regard to the first eighty thousand (80,000) Shares, and on a "best efforts" basis with regards to the remaining three million four hundred and ninety one thousand (3,491,000) Shares. There is no assurance that any or all of the Shares will be sold. In the event that the Company does not sell the minimum amount of two hundred thousand (80,000) Shares for gross proceeds of $22,400 (which may include Shares sold to management of the Company in this Offering) prior to 12:00am EST on May 13, 2017, all amounts will be returned to investors by the Escrow Agent without deduction, interest or setoff. The Company may reject subscriptions in its sole discretion for any reason. The Offering Period will begin as of the date of this Offering Memorandum and will close no later than 12:00am New York City time, on May 13, 2017.

SECTION 6: Use of Proceeds to the Issuer

SOURCES AND USES

The gross proceeds of the Offering to the Company will be a minimum of twenty two thousand four hundred dollars ($22,400) and a maximum of nine hundred ninety nine thousand eight hundred and eighty dollars ($999,880). However, the actual proceeds available to the Company will be reduced by the expenses of the Offering, including the costs of preparing this Offering Memorandum and the marketing, filing, printing, legal, accounting and other fees and expenses related to the Offering. In addition, although the Company currently intends to sell the Shares through its officers and directors, who will not receive any additional compensation for their efforts, the Company reserves the right to hire a placement agent. Any such placement agent will be a registered broker or dealer who is a member of the FINRA, and may receive commissions of up to ten percent (10%) of the gross amount of the Shares sold (such percentage to be determined in the Company's discretion), in which case the gross proceeds to the Company will be diminished by up to an additional 10%. The amount of any such commissions, and the reduction in proceeds available to the Company, will not be taken into account in determining whether the minimum number of 80,000 Shares for gross proceeds of $22,400 required to close the Offering have been sold. The table below sets forth the use of proceeds for both the minimum and maximum offering amounts assuming no placement agent and based upon the Company's current estimate of the Offering expenses and its operational needs.

SOURCES

Use of Proceeds

	Minimum Amount	Percent of Proceeds (%)	Maximum Amount	Percent of Proceeds (%)
Gross Proceeds[1]	$22,400	100.00%	$1,000,000	100.00%
USES				
	Minimum Amount	Percent of Gross Proceeds (%)	Maximum Amount	Percent of Gross Proceeds (%)
Offering Expenses				
Legal	$10,000	44.64%	$25,000	2.50%
Marketing[1]	$2,000	8.93%	$150,000	15.00%
Other[3]	$300	1.34%	$18,000	1.80%
Total Expenses	$12,300	55%	$193,000	19.30%
Net Proceeds	$10,100	45%	$807,000	80.70%
		Percent of Net Proceeds (%)		Percent of Net Proceeds (%)
Operational Uses				
Marketing	$700	6.93%	$148,721	18.43%
IT Infrastructure	$3,900	38.61%	$350,600	43.44%
Equipment &Licenses	$185	1.83%	$8,259	1.02%
Professional Services	$215	2.13%	$9,598	1.19%
Travel & Entertainment	$560	5.54%	$25,000	3.10%
Office/Utilities	$125	1.24%	$5,580	0.69%
Wages & benefits	$4,015	39.75%	$179,241	22.21%
Contingency[2]	$400	3.96%	$80,000	9.91%
Total Operational Uses of Net Proceeds	$10,100	100%	$807,000	100.00%

[1] The Company initially expects to (but is not obligated to) spend up to $2,000 to market the Offering. After the initial closing of the Offering, depending on the success of the marketing efforts, the Company reserves the right to spend $148,000 marketing the Offering.   The total marketing spending for the Offering is not expected to exceed $150,000. This marketing expense includes 7% of the gross proceeds payable to StartEngine for its posting services.

[2] Contingency represents a reserve of funds that management may use at its discretion to pay for operational or offering expenses that exceed management's current estimates for such expenses or that are otherwise not captured by the categories above. Assuming this Offering represents a Qualified Financing for purposes of the Company's Convertible Notes (see "Capitalization & Indebtedness" Indebtedness "Convertible Notes" located elsewhere in this Offering Memorandum), the Company reserves the right to use the Contingency funds to repurchase the Convertible Notes in accordance with their terms such that they do not automatically convert into Shares in this Offering. If the Company raises the minimum amount of $22,400 in the Offering, we currently expect this amount to last for not more than two (2) months of operations; if we raise the maximum amount of $999,880, we currently expect it to last us for not more than a total of twelve (12) months of operations.

[1] Includes Escrow Service Fees

SECTION 7: Description of Business

7 A: Narrative Description of Business:

FORMATION

THE COMPANY qaZING, Inc. (the "Company", "we" or "us") was formed on September 10, 2015, as a Delaware corporation. The Company was founded by PeoplesVC, Inc., a Delaware corporation formed on December 17, 2012. Please see "Related Party Transactions" below. The Company filed an Amended Certificate of Incorporation on November 3, 2015, to change its name from "kaZING, Inc." to "qaZING, Inc." This Amended CERTIFICATE of Incorporation was accepted by the Secretary of State of Delaware on November 16, 2015. The Company is presently headquartered at 70 Main Street, Suite 500, Peterborough, New Hampshire, 03458.

MARKET & OPERATIONS

The company is seeking to establish an on demand software platform and marketplace to help service providers and clients do business.

The principal mechanism for the use of this marketplace is anticipated to be a computer application that is deployed on mobile devices. This system will allow clients seeking a service to post their need (for example, a client seeking someone to do yard work, run an errand, perform at an event, tutor, provide technical support, etc.), view local service providers interested in providing help, and ultimately select a service provider to provide service. The system would also accommodate the billing and financial transactions electronically without cash, checks, or other forms of physical world payment. Clients would be able to rate providers, and providers would be able to rate clients, creating a method of accountability in which clients and providers who act politely and professionally are rewarded. The system would include a website, mobile device application software, and central server(s).

The Company believes there is an untapped need for this marketplace, and that the advent of smartphones with built in GPS capabilities makes this product potentially very functional and practical.

THE COMPANY's CURRENT OPERATIONS TO DATE: The Company has had extremely limited operations. It is actively developing website and a mobile device software application to create its marketplace platform to connect service providers with clients.

THE COMPANY's PROSPECTIVE OPERATIONS: The Company intends to develop its beta systems (Version .5) and then test its marketing and its systems in a small market, likely local to its headquarters in Peterborough, New Hampshire, USA. The Company intends to learn from its experiences in its initial test market, refine its software and marketing strategy and deploy its marketing and systems into a slightly larger market. The Company plans to continue this iteration of development, deployment, and learning and ultimately test a large metropolitan market. These initial markets are likely to be within the United States.

MARKET SIZE: The Company believes the market for its services is ultimately a global market, as many people all over the world need help with different things at different times, and many people all over the world would welcome an opportunity to earn extra money.

In the United States alone, the Company believes its market size is roughly $200 Billion, based on the following research (please note: these are third party estimates only - the actual market may differ, and could be substantially smaller than these numbers presented below):

MARKET SIZE ANALYSIS (UNITED STATES)				
	Estimated		Date Retrieved	
	US Market Size	Data	From Data	Link to
Vertical Sector	EstimatedSize (in Dollars)	Source	Source	Report
Taxi Industry	$16,000,000,000.00	IBIS	5/10/2016	https://www.ibisworld.com/industry/default.aspx?indid=1951
Landscaping	$77,000,000,000.00	IBIS	5/10/2016	https://www.ibisworld.com/industry/default.aspx?indid=1497

Private Tutoring	$11,000,000,000.00	A GSV education report from April 2012	5/10/2016	http://gsvadvisors.com/wordpress/wp-content/uploads/2012/04/GSV-EDU-Factbook-Apr-13-2012.pdf
Tech Support	$28,000,000,000.00	Parks Associates	5/10/2016	https://www.parksassociates.com/blog/article/parks-pr2011-techsupport2
Moving Things	$16,000,000,000.00	IBIS	5/10/2016	http://www.ibisworld.com/industry/default.aspx?indid=1154
Cleaning	$46,000,000,000.00	Sbdcnet	5/10/2016	http://www.sbdcnet.org/small-business-research-reports/commercial-residential-cleaning-services
Pet Grooming & Boarding	$6,000,000,000.00	IBIS	5/10/2016	http://www.ibisworld.com/industry/default.aspx?indid=1735
Total	$200,000,000,000.00			

AUDITED FINANCIAL STATEMENTS:

The Company has had very limited operations to date. Exhibit 9 to this Offering Memorandum contains Audited Financial Statements: an audited income statement, statement of cash flow, and balance sheet as of December 31, 2015.

SYSTEMS, SERVERS AND TECHNOLOGY

The Company has chosen to develop its web software platform utilizing Microsoft's .NET framework and Microsoft SQL Server database structures. The Company has chosen to develop its beta mobile applications in Phone Gap, an open source compiler that allows a single set of source code to be compiled to run on multiple mobile devices/operating systems, such as Android" , iPhone", and Blackberry". While a multiple platform compiler such as Phone Gap does not generate code that is as efficient and capable as fully natively written code, the efficiencies of scale of a multiple platform compiler are a positive tradeoff during early development. The Company's content delivery systems and web servers are currently hosted by Rackspace, Godaddy, and 1&1, which provide content delivery system security, servers, managed backup and support. The Company's development code utilizes cloud based subversion technologies that offer managed version consistency and control.

MANAGEMENT & CONTRACTORS

The Company has one full time and 5 part time employees.

As of the date of this Offering Memorandum, substantially all of the Company's software development operations are conducted using independent contractors and software developers based outside the United States. The Company utilizes geographically disbursed contractors to manage costs and increase the scalability of its operations. Its website development team includes contractors in Pakistan and India, its marketing team includes contractors in the United States, Philippines and Bangladesh, and its Server Administrators are located in India. The Company intends to continue to utilize offshore resources and contractors for its development. However, a portion of the proceeds of this Offering are expected to be used to hire employees of the Company.

Management

Mr. Jason N. Garland serves as the Chief Executive Officer of the Company. Mr. Jason N. Garland has limited Business Experience: Mr. Jason N. Garland is currently a student at the University Of Vermont, with an anticipated BA degree in Chinese and Asian Studies which he expects to receive in May, 2016, with minors in Mathematics and Spanish. Mr. Jason N. Garland was inducted into the Phi Beta Kappa Honors Society in December, 2015. Mr. Jason N. Garland has served as Director of Social Media for PeoplesVC, Inc., and is a co founder of qaZING, Inc.

The Company currently has two members of its Board of Directors: Mr. Akhil D. Garland, and Mr. Jason N. Garland. Mr. Jason N. Garland has served as the Director of Social Media for PeoplesVC, Inc. since 2012, and is currently enrolled in the University of Vermont as an undergraduate class member of 2016, with a double major in Mandarin and Asian Studies, and a minor in Spanish and Mathematics. The Company may increase the number of directors in the future.

Mr. Akhil D. Garland serves as a Director of the Company, as well as the Secretary and Treasurer. Mr. Akhil D. Garland also serves as the Chief Executive Officer of PeoplesVC, Inc., the Company's initial investor. Mr. Akhil D. Garland holds a B.A. in mathematical sciences from Connecticut College, which he received in 1985. Mr. Akhil D. Garland previously was the Information Technology director for Community Care Systems, Inc., an international healthcare company headquartered in Boston as well as the IT Director for the Massachusetts College of Art in Boston. Mr. Akhil D. Garland was founder and CEO of Essential.com (an internet energy and communications marketplace that raised over $80 million in venture capital financing), Garland Enterprises, Inc. (an internet publishing business) and Utopia Living, Inc. (also doing business as Book A Home Now.com). Mr. Akhil D. Garland was a founder of Flying Networks, Inc. (a company that manufactured insect traps). Mr. Akhil D. Garland founded PeoplesVC, Inc. in December of 2012. In the past five years, Mr. Akhil D. Garland was formerly a director of The Well Inc., a 501(c)(3) nonprofit, CrowdfundVC, LLC, Wall + Main, Inc., PeoplesVC, Inc., PeoplesVC LLC, CrowdfundVC, and International App Factory LLC. He is currently a director and president of Utopia Living, Inc. As of the date of this Offering Memorandum, Mr. Akhil D. Garland has not yet received any cash compensation for his work for the Company.

Board of Advisors

The Company plans to have informal board of advisors who share ideas and feedback about the Company's direction with Mr. Jason N. Garland. The board of advisors will exercise no management authority over the Company and the members of the board of advisors will owe no fiduciary or other duties to the Company. The members of the board of advisors will receive stock options issued pursuant to the Company's 2015 Non qualified Stock Option Plan in exchange for their services.

The company does not have any legal proceedings material to its business or financial condition, has not had any bankruptcy, receivership, or similar proceeding, and no material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business.

Section 8: Description of Property

The Company does not have any principal plants or other material physical properties.

Section 9: Management's Discussion and Analysis

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company has extremely limited assets: $2,170 in cash as of 12/31/15.

The Company has extremely limited liquidity: $2,170 in cash as of 12/31/15.

Plan of Operations: The Company has not received revenue from operations during any prior fiscal years, as it was formed September 10, 2015.

If the Company raises the minimum amount of $22,400 in the Offering, we currently expect this amount to last for not more than two (2) months of operations and therefore will require the Company to seek additional funding; if we raise the maximum amount of $999,880, we currently expect it to last us for not more than a total of twelve (12) months of operations. The actual amount of time that such funds last may be less. Even if the Company raises the maximum amount in this Offering, it may need to raise additional capital in the future to fund its operations and proposed business, and there is no guarantee that it will be able to do so.

Section 10: Directors, Executive Officers and Significant Employees

Directors, Officers, and Significant Employees:

Directors, Executive Officers and Significant Employees

	Name	Position	Age	Term of Office		Hours/Week for PT Employees
Executive Officers[1]:	Jason N. Garland	C.E.O.		22	03/2016	n/a
	Akhil D. Garland	Secretary	52	09/2015	n/a	
	Akhil D. Garland	Treasurer	52	09/2015	n/a	
Directors[2]:	Jason N. Garland	Director		22	12/2015	n/a
	Akhil D. Garland	Director	52	09/2015	n/a	

Significant Employees: None

[1]Voted in by Board of Directors
[2]Elected by Vote of Stockholders

10 B: Family Relationships

Jason N. Garland, who holds the positions of C.E.O., and Director, is the son of Akhil D. Garland, who holds the positions of Director, Secretary, and Treasurer.

10 C: Business Experience

Mr. Jason N. Garland serves as the Chief Executive Officer of the Company. Mr. Jason N. Garland has limited Business Experience: Mr. Jason N. Garland is currently a student at the University Of Vermont, with an anticipated BA degree in Chinese and Asian Studies in May of 2016,with minors in Mathematics and Spanish. Mr. Jason N. Garland was inducted into the Phi Beta Kappa Honors Society in December, 2015. Mr. Jason N. Garland has served as Director of Social Media for PeoplesVC, Inc., and is a co founder of qaZING, Inc.

Mr. Akhil D. Garland currently serves as a Director of the Company, as well as its Secretary and Treasurer. Mr. Akhil D. Garland served as the Chief Executive Officer of the Company, from its date of formation until March 7th, 2016. Mr. Akhil D. Garland is also the Chief Executive Officer of PeoplesVC, Inc., formed in December, 2012, the Company's initial investor. Mr. Akhil D. Garland holds a B.A. in mathematical sciences from Connecticut College, which he received in 1985. Mr. Akhil D. Garland previously was the Information Technology director for Community Care Systems, Inc., an international healthcare company headquartered in Boston as well as the IT Director for the Massachusetts College of Art in Boston. Mr. Akhil D. Garland was founder and CEO of Essential.com (an internet energy and communications marketplace that raised over $80 million in venture capital financing), Garland Enterprises, Inc. (an internet publishing business) and Utopia Living, Inc. (also doing business as Book A Home Now.com). Mr. Akhil D. Garland was a founder of Flying Networks, Inc. (a company that manufactured insect traps). Mr. Akhil D. Garland founded PeoplesVC, Inc. in December of 2012. In the past five years, Mr. Akhil D. Garland was formerly a director of The Well Inc., a 501(c)(3) nonprofit, CrowdfundVC, LLC, Wall + Main, Inc., PeoplesVC, Inc., PeoplesVC LLC, CrowdfundVC, and International App Factory LLC. He is currently a director and president of Utopia Living, Inc. As of the date of this Offering Memorandum, Mr. Akhil D. Garland has not yet received any cash compensation for his work for the Company.

Board of Directors

Mr. Jason N. Garland, the Company's C.E.O. and Board Member, served as the Director of Social Media for PeoplesVC, Inc. since 2012, and is currently enrolled in the University of Vermont as an undergraduate class member of 2016, with a double major in Mandarin and Asian Studies, and a minor in Spanish and Mathematics. Mr. Jason N. Garland expects to graduate from the University of Vermont in May, 2016.

Neither Jason N. Garland, or Akhil D. Garland, have ever been convicted in a criminal proceeding (excluding traffic violations and other minor offenses), and neither Jason N. Garland, or Akhil D. Garland, have filed any petitions under the federal bankruptcy laws or any state insolvency law within the last five years.

SECTION 11: Compensation of Directors and Executive Officers

Proposed Compensation of Directors and Executive Officers

Proposed Compensation of Directors, Executive Officers

Name	Capacity	Cash Comp.		Other Comp	Total Comp
Jason N. Garland	C.E.O.	$55,000	[1]		$55,000 [2]
Akhil D. Garland	Director	$0	[3]	[4]	[1]

[1] It is impractical to determine the cash value of Stock Options.

[2] It is impractical to compute the total   see Footnote 1

[3] It is impractical to determine the cash value of Stock Options.

[4] It is impractical to compute the total   see Footnote 3

Please note: actual compensation may vary from proposed compensation, as determined by the Company's Board of Directors.

SECTION 12: Related Party Transactions

RELATED PARTY TRANSACTIONS

On October 15, 2015 the Company entered into a Credit Line Agreement with its initial investor PeoplesVC, Inc. The Company's Director, Secretary, and Treasurer, Mr. Akhil Garland, owns, as of the commencement date of this Offering, a majority interest in PeoplesVC, Inc.

Mr. Jason N. Garland, the Chief Executive Officer and member of the Company's Board of Directors is the son of the Company's Director, Secretary, and Treasurer, Mr. Akhil D. Garland.

Utopia Living, Inc., a private company owned by Mr. Akhil D. Garland, helps test the Company's platform by searching for and utilizing independent contractor Providers that provide real estate maintenance-related services. In these instances, Utopia Living, Inc. utilizes a discount code that provides up to 20% off services provided. This 20% discount equates to revenue the Company would have received from these transactions under normal circumstances, and is waived because the Company receives value from Utopia Living, Inc. in the form of identifying system bugs and problems, as well as identifying opportunities for improvements to the Company's business model and platform.

SECTION 13: Capitalization and Indebtedness

CAPITALIZATION & INDEBTEDNESS

13 - 1: EQUITY CAPITALIZATION

The following table summarizes the capitalization of the Company as of the date of this Offering Memorandum.

Equity Capitalization

	Common Shares	Options
PeoplesVC, Inc.	25,000,000	
Stock Option Plan Pool*		5,000,000
Total	25,000,000	5,000,000

As of the date of this Offering Memorandum, the Company has authorized sixty million (60,000,000) shares of common stock, par value $0.001 ("Common Stock") and twenty million (20,000,000) shares of preferred stock, par value $0.001 ("Preferred Stock").

*For more information about the Company's Stock Option Pool and plan, please see Exhibit 5B.

Common Stock

As of the date of this Offering Memorandum, 25,000,000 shares of Common Stock have been issued, all of which are owned by PeoplesVC, Inc., a Delaware corporation formed on December 17, 2012. In addition, as of the date of this Offering Memorandum, there are also 5,000,000 shares of unissued Common Stock for the Company's Stock Option Plan - see below under 'qaZING 2015 Non qualified Stock Option Plan" for more information.

Preferred Stock

As of the offering date, the Company has authorized 20,000,000 shares of Preferred Stock. No Preferred Stock shares are currently outstanding.

qaZING Stock Plan

On September 18, 2015, the Company adopted the qaZING, Inc. 2015 Nonqualified Stock Option Plan, authorizing the grant of stock options exercisable for up to 5,000,000 shares of Common Stock. As of the date of this Offering Memorandum, 1,600,000 options to purchase shares (note: the exercise price of these options are substantially less than the issuing price of the Shares and represent the fair market value of the stock at the time of the grant) have been granted to employees, advisors, and/or consultants of the Company, representing 32% of the option pool, leaving 68% of the option pool available for future grants. These grants vest over terms ranging from two to four years subject to the grantee's continued service to the Company. In the event of a sale of all or substantially all of the Company's assets, or a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another corporation, entity or person, or another transaction materially similar in effect, each outstanding option shall either be (i) assumed or an equivalent option or right shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, or (ii) terminated in exchange for a payment of cash, securities and/or other property equal to the excess of the fair market value of the portion of the option that is vested and exercisable immediately prior to the consummation of the corporate transaction over the per share exercise price thereof.

Please see Exhibit 5B for more information about the Company's 2015 Nonqualified Stock Option Plan.

13 - 2 INDEBTEDNESS

Line of Credit Agreement

On October 15, 2015, the Company entered into a $100,000 line of credit agreement with PeoplesVC, Inc. (the "Line of Credit Agreement"). PeoplesVC, Inc., as of the offering date of this Offering Memorandum, owns 25,000,000 shares of the Company's common stock. Advances under the Line of Credit Agreement bear interest at a rate of 3% per annum. Any unpaid principal and interest amounts are due on December 1, 2016. PeoplesVC, Inc. has the right to reject any request for an advance in its sole discretion.

As of the date of this Offering Memorandum, $15,000 has been drawn under the Line of Credit Agreement, however, the Company expects to draw some or all of the funds available under the Line of Credit Agreement to fund its operations and offering expenses during the pendency of this Offering. The Company has no obligation to draw funds from the Line of Credit Agreement.

Convertible Notes

The Company began selling Convertible Notes to Accredited Investors March 8, 2016.   The Convertible notes bear an annual interest rate of 10%, convert into equity upon a Qualified Financing Event, and if/when they convert into equity, they convert at a 50% discount. For a complete understanding of the terms of these notes, please refer to Exhibit 10-A through Exhibit 10-C. As of the commencement of this offering, the Company has sold $75,000 of Convertible Notes, and anticipates continuing to sell these notes until Company deems, at its own discretion, that it has raised sufficient amounts of funds through the sale of these notes to meet its capital needs.

SECTION 14: How to Invest

HOW TO INVEST

Go to intermediary's website www.StartEngine.com

SECTION 15: Investor Suitability Requirements

INVESTOR SUITABILITY REQUIREMENTS

15 - 1 INTRODUCTION

Potential Investors should have experience in making investment decisions or such Investors should rely on their own tax consultants and other qualified investment advisors in making this investment decision. In order to invest in the Offering, a potential investor must satisfy the general suitability standards described in Section 15-2 below.

15 - 2 GENERAL SUITABILITY

Each potential Investor will be required to represent, among other things, the following by execution of a Subscription Agreement:

1. The Investor has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in this Offering.

2. The Investor has the ability to bear the economic risk of this investment, has adequate means to provide for his, her or its current needs and personal contingencies, has no need for liquidity in this investment and could afford the complete loss of the investment.

3. Investor is acquiring the Shares, for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof, and Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

4. The Investor's overall commitment to invest in the Shares is not disproportionate to his, her or its net worth and the investment in these Shares will not cause such overall commitment to become excessive.

5. The Investor has read and understands this Offering Memorandum and all its exhibits, and has had an opportunity to ask questions of the Company and seek all additional information that he/she deemed necessary or desirable prior to committing to this investment.

6. Investor has had an opportunity to ask questions of, and receive answers from, the officers of the Company concerning the Subscription Documents, the exhibits and schedules attached hereto and thereto and the transactions contemplated by the Subscription Documents, as well as the Company's business, management and financial affairs, which questions were answered to its satisfaction.

7. Investor acknowledges that the Shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available.

8. Investor has reviewed the transactions contemplated by the Offering Memorandum and the Subscription Documents with its own tax, accounting, financial and legal advisors, including without limitation the U.S. federal, state, local and foreign tax consequences of this investment. With respect to such matters, Investor relies solely on such advisors and not on any statements or representations of the Company or any of its agents, written or oral.

15 - 3 NON US INVESTORS

This Offering is open to investors outside the United States where allowed by law, including without limitation any law that allows solicitation of investment for unregistered securities by means of general solicitation.

15 - 4 NON ACCREDITED INVESTORS

Both "accredited investors" (as defined in Rule 501(a) of the Securities Act) and "non accredited investors" will be permitted to invest in this Offering.

SECTION 16: Acceptance of Subscription Agreement by the Company

ACCEPTANCE OF SUBSCRIPTION AGREEMENT BY THE COMPANY

The Investor Suitability Requirements referred to in this section represent minimum requirements for potential Investors. Satisfaction of these standards does not necessarily mean that the potential Investor's Subscription will be accepted by the Company. The Company may, in fact, modify such requirements as circumstances dictate. All Subscription Agreements submitted by potential Investors will be reviewed by the Company and/or its escrow agent to determine the suitability of the potential Investor in this Offering. The Company may, in its sole discretion, refuse a subscription in this Offering to any potential Investor who does not meet the applicable Investor Suitability Requirements, who otherwise appears to be an unsuitable Investor in this Offering, or for any other reason. The Company will not necessarily review or accept a Subscription Agreement in the sequential order in which it is received. No subscription shall have been accepted until such time as payment has been received by the Escrow Agent, all signed Subscription Documents shall have been delivered to the Company, and the Company shall have delivered a countersigned subscription agreement to you.

SECTION 17: Litigation

17 A: LITIGATION

LITIGATION There are no lawsuits pending, and to the best knowledge of the Company and its management, no legal actions are contemplated or threatened, against the Company and/or its management.

17 B: TAXATION

The Company is not providing any information or advice with respect to the taxation of an investment in the Shares. The tax consequences to any Investor will depend upon the particular situation of that Investor. You are strongly encouraged to consult a tax advisor prior to entering into a Subscription Agreement for the Shares.

SECTION 18: Additional Information

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Reference materials described in this Offering Memorandum are available for inspection at the office of the Company during normal business hours. Representatives of the Company will also answer all inquiries from potential Investors concerning the Company and any matters relating to its proposed operations or present activities. The Company will afford potential Investors and their representatives the opportunity to obtain any additional information reasonably necessary to verify the accuracy or the source of any representations or information contained in this Offering Memorandum. All contracts entered into by the Company are subject to modifications and the Company may make any changes in any such contracts as deemed appropriate in its sole discretion. Such recent amendments may not be circulated to Investors prior to the time of closing this Offering. However, potential Investors and their representatives may review such material or make inquiry of the Company concerning any of these and any other matters of interest at the address below:

qaZING, Inc. Attn: Shareholder Resources 70 Main Street, Suite 500 Peterborough, NH 03458 Telephone: 800 892 3058 Facsimile: 888 415 7832

SECTION 19: Where to find Annual Reports

In the event that this offering is successful and the Company closeson the minimum raise, the investors may access the Annual Report(s)of the Company at www.qazing.com/annualreports.html

SECTION 20: Method of Allocating Oversubscription

In the event that the Company meets its target amount of minimum proceeds raised of $22,400 through the sale of 80,000 shares, and in the event that the Company chooses to accept additional subscriptions, the Company plans to allocate these subscriptions on a first come, first served basis.

SECTION 21: Intermediary Information

The intermediary company for this offering is StartEngine Crowdfunding, Inc.,CIK Number: 0001661779.

For more information, visit www.StartEngine.com

SECTION 22: Description of Financial Interest of Intermediary

For full disclosure of Intermediary's financial interest, please visit StartEngine.com

SECTION 23: Statement of Ongoing Reporting Compliance

As of the date of this filing, the Company has met all of the ongoing reporting requirements of Regulation CF.

Exhibits

EXHIBIT 1: Bylaws

BYLAWS

qaZING, INC.

B Y L A W S

ARTICLE I

OFFICES

Section 1. Offices. The registered office shall be in the State of Delaware. The Corporation may have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or as may be necessary or convenient to the business of the Corporation.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held on such date, at such time, and at such place (if any) within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting.

Section 2. Special Meetings. Special meetings of the stockholders of the Corporation shall be held on such date, at such time, and at such place (if any) within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting.

Section 3. Notice of Meetings.

(a) The Corporation shall give notice of any annual or special meeting of stockholders. Notices of meetings of the stockholders shall state the place, if any, date, and hour of the meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. Written notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. In the case of a special meeting, the notice shall state the purpose or purposes for which the meeting is called. No business other than that specified in the notice thereof shall be transacted at any special meeting. Unless otherwise provided by applicable law or the Certificate of Incorporation, notice shall be given to each stockholder entitled to vote at such meeting not fewer than ten (10) days or more than sixty (60) days before the date of the meeting.

(b) Notice to stockholders may be given by personal delivery, mail, or, with the consent of the stockholder entitled to receive notice, by facsimile, electronic mail, or other means of electronic transmission. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the Corporation that the notice has been given by personal delivery, by mail, or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(c) Notice of any meeting of stockholders need not be given to any stockholder if waived by such stockholder either in a writing signed by such stockholder or by electronic transmission, whether such waiver is given before or after such meeting is held.

Section 4. Quorum and Adjournment. Except as otherwise required by law, by the Certificate of Incorporation of the Corporation, or by these Bylaws, the presence, in person or represented by proxy, of the holders of a majority of the aggregate voting power of the stock issued and outstanding, entitled to vote thereat, shall constitute a quorum for the transaction of business at all meetings of the stockholders. If such majority shall not be present or represented at any meeting of the stockholders, the stockholders present, although less than a quorum, shall have the power to adjourn the meeting to another time and place.

Section 5. Adjourned Meetings. When a meeting is adjourned to another time and place, if any, unless otherwise provided by these Bylaws, notice need not be given of the adjourned meeting if the date, time, and place, if any, thereof and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the stockholders may transact any business that might have been transacted at the original meeting. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of such meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. If an adjournment is for more than thirty (30) days or, if after an adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

Section 6. Vote Required. Except as otherwise provided by law or by the Certificate of Incorporation:

(a) All elections of directors shall be by written ballot. Directors shall be elected by a plurality in voting power of the shares present in person or represented by proxy at a meeting of the stockholders and entitled to vote in the election of directors; and

(b) Whenever any corporate action other than the election of directors is to be taken, it shall be authorized by a majority in voting power of the shares present in person or represented by proxy at a meeting of stockholders and entitled to vote on the subject matter.

Section 7. Manner of Voting; Proxies.

(a) At each meeting of stockholders, each stockholder having the right to vote shall be entitled to vote in person or by proxy. Each stockholder shall be entitled to vote each share of stock having voting power and registered in such stockholder's name on the books of the Corporation on the record date fixed for determination of stockholders entitled to vote at such meeting.

(b) Each person entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may execute a writing authorizing another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. Proxies need not be filed with the Secretary of the Corporation until the meeting is called to order, but shall be filed before being voted.

Section 8. Remote Communication.

(a) If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders may, by means of remote communication:

(1) participate in a meeting of stockholders; and

(2) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

(b) In lieu of holding a meeting of stockholders at a designated place, the Board of Directors may, in its sole discretion, determine that any meeting of stockholders may be held solely by means of remote communication.

Section 9. Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) or fewer than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) In order to determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date. Such record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directions. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action of the Board of Directors is required by applicable law, the Certificate of Incorporation, or these Bylaws, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in the manner set forth in subsections (a) and (b) of this Section 9. If no record date has been fixed by the Board of Directors and prior action of the Board of Directors is required by applicable law, the Certificate of Incorporation, or these Bylaws, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution, or allotment of any rights, or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of capital stock, or for the purpose of any other lawful action, except as may otherwise be provided in these Bylaws, the Board of Directors may fix a record date. Such record date shall not precede the date upon which the resolution fixing such record date is adopted, and shall not be more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 10. Stockholder Action Without a Meeting.

(a) Except as otherwise provided by law or by the Certificate of Incorporation, any action required to be taken at any meeting of stockholders of the Corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book or books in which meetings of stockholders are recorded; provided, however, that delivery made to the Corporation's registered office in the State of Delaware shall be by hand or by certified mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of the holders to take the action were delivered to the Corporation.

(b) A telegram, cablegram, or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a   stockholder or proxyholder, shall be deemed to be written, signed, and dated for the purposes of these Bylaws, provided that any such telegram, cablegram, or other electronic transmission sets forth or is delivered with the information required by, and is otherwise delivered in accordance with, the General Corporation Law of the State of Delaware. Any consent by means of telegram, cablegram, or other   electronic transmission shall be deemed to have been signed on the date on which such telegram, cablegram, or electronic transmission was transmitted.

Section 11. Meeting Procedure. The Chairman of the Board or President or such other person as may be designated by the Board of Directors shall preside at meetings of the stockholders. At each meeting of stockholders, the presiding officer of the meeting shall fix and announce the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at the meeting and shall determine the order of business and all other matters of procedure. Except to the extent inconsistent with any such rules and regulations adopted by the Board of Directors, the presiding officer of the meeting may establish rules, which need not be in writing, to maintain order and safety and for the conduct of the meeting.

ARTICLE III

DIRECTORS

Section 1. Powers. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, and the Board of Directors shall exercise all of the powers of the Corporation except such as are by applicable law, by the Certificate of Incorporation of this Corporation, or by these Bylaws conferred upon or reserved to the stockholders of any class or classes or series thereof.

Section 2. Number. The number of directors that shall constitute the whole Board of Directors shall be 1, each of whom must be a natural person, or such other number of directors as determined from time to time by resolution adopted by the Board of Directors.

Section 3. Resignations and Removal.

(a) Each director shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal. Any director may resign at any time by giving written notice in writing or by electronic transmission to the Board of Directors or the Secretary; provided, however, that if such notice is given by electronic transmission, such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the director. Such resignation shall take effect at the date of receipt of such notice or at any later time specified therein. Acceptance of such resignation shall not be necessary to make it effective.

(b) Except as otherwise may be provided in the Certificate of Incorporation, any director or the entire Board of Directors may be removed with or without cause, by the holders of capital stock having a majority in voting power of the shares entitled to vote in the election of directors.

Section 4. Annual Meetings. The Board of Directors shall meet each year as soon as practicable following the annual meeting of stockholders, at the place where such meeting of stockholders has been held, or at such other place as shall be fixed by the person presiding over the meeting of the stockholders, for the purpose of election of officers and   consideration of such other business as the Board of Directors considers relevant to the management of the Corporation.

Section 5. Regular Meetings. Regular meetings of the Board of Directors shall be held on such dates and at such times and places, within or without the State of Delaware, as shall from time to time be determined by the Board of Directors, such determination to constitute the only notice of such regular meetings to which any director shall be entitled.   In the absence of any such determination, such meetings shall be held, upon notice to each director in accordance with Section 7 of this Article III, at such times and places, within or without the State of Delaware, as shall be designated by the Chairman of the Board.

Section 6. Special Meetings. Special meetings of the Board of Directors   shall be held at the call of the Chairman of the Board at such times and   places, within or without the State of Delaware, as he or she shall designate, upon notice to each director in accordance with Section 7 of this Article III. Special meetings shall be called by the Secretary on like notice at the written request of a majority of the directors then in office.

Section 7. Notice.

(a) Notice of any regular (if required) or special meeting of the Board of Directors may be given by personal delivery, mail, telegram, express courier service (including, without limitation, Federal Express), facsimile transmission (directed to the facsimile transmission number at which the director has consented to receive notice), electronic mail (directed to the electronic mail address at which the director has consented to receive notice), or other form of electronic transmission pursuant to which the director has consented to receive notice. If notice is given by personal delivery, by facsimile transmission, by telegram, by electronic mail, or by other form of electronic transmission pursuant to which the director has consented to receive notice, then such notice shall be given on not less than twenty four hours' notice to each director. If written notice is delivered by mail or express courier service, then it shall be given on not less than three (3) calendar days' notice to each director.

(b) For the purpose of this section, notice given by means of electronic transmission must be consented to by the stockholder entitled to receive such notice. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance   with such consent and (2) such inability becomes known to the secretary or an assistant secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice.

Section 8. Waiver of Notice. Notice of any meeting of the Board of Directors, or any committee thereof, need not be given to any member if waived by him or her in writing or by electronic transmission, whether before or after such meeting is held, or if he or she shall sign the minutes or attend the meeting, except that if such director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened, then such director shall not be deemed to have waived notice of such meeting. If waiver of notice is given by electronic transmission, such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the director.

Section 9. Quorum and Powers of a Majority. At all meetings of the Board of Directors and of each committee thereof, a majority of the total number of directors constituting the whole board or such committee shall be necessary and sufficient to constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting of the Board of Directors or a committee thereof at which a quorum is present shall be the act of the Board of Directors or such committee, unless by express provision of law, of the Certificate of Incorporation, or of these Bylaws, a different vote is required, in which case such express provision shall govern and control. In the absence of a quorum, a majority of the members present at any meeting may, without notice other than announcement at the meeting, adjourn such meeting from time to time until a quorum is present.

Section 10. Manner of Acting.

(a) Members of the Board of Directors, or any committee thereof, may participate in any meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating therein can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(b) Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or such committee; provided however, that such electronic transmission or transmissions must either set forth or be submitted with information from which it can be determined that the electronic transmission or transmissions were authorized by the director. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 11. Committees. The Board of Directors may designate one (1) or more committees, each committee to consist of one (1) or more directors, which to the extent permitted by applicable law and provided in said resolution or resolutions shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation (including the power and authority to designate other committees of the Board of Directors). The Board of Directors may designate one (1) or more directors as alternate members of any committee to replace any absent or disqualified member of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting of such committee and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of such absent or disqualified director.

Section 12. Committee Procedure. Except as otherwise determined by the Board of Directors or provided by these Bylaws, each committee shall adopt its own rules governing the time, place, and method of holding its meetings and the conduct of its proceedings. Unless otherwise provided by these Bylaws or any such rules or resolutions, notice of the time and place of each meeting of a committee shall be given to each member of such committee as provided in Section 7 of this Article III with respect to notices of meetings of the Board of Directors. Each committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required.

Section 13. Vacancies and Newly Created Directorships. Unless otherwise provided in the Certificate of Incorporation or in these Bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, when one or more directors shall resign from the Board, effective at a future date, a majority of directors then in office, including those who have resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Section 14. Compensation. The Board of Directors, by a resolution or resolutions, may fix, and from time to time change, the compensation of Directors. Each director shall be entitled to reimbursement from the Corporation for his or her reasonable expenses incurred with respect to duties as a member of the Board of Directors or any committee thereof.

Section 15. Initial Director(s). Until such time as the first annual meeting of stockholders is held and a new Board of Directors is appointed, the initial Board of Directors of the corporation shall be:

Akhil D. Garland, 70 Main St., 5th Floor, Peterborough, NH, 03458, USA

ARTICLE IV

OFFICERS

Section 1. Number. The officers of the Corporation shall include a President, a Secretary, and a Treasurer. The Board of Directors also shall elect a Chairman of the Board and may elect such other officers as the Board of Directors shall from time to time deem appropriate or necessary, which other officers shall have such powers and duties as determined by the Board of Directors.

Section 2. Election of Officers, Term, and Qualifications. The officers of the Corporation shall be elected from time to time by the Board of Directors and shall hold office at the pleasure of the Board of Directors. Except for the Chairman of the Board, none of the officers of the Corporation needs to be a director of the Corporation. Any two (2) or more offices may be held by the same person to the extent permitted by the General Corporation Law of the State of Delaware.

Section 3. Vacancies. A vacancy in officers shall be filled by the Board of Directors, or to the extent delegated to the Chairman of the Board, by the Chairman of the Board.

Section 4. Removal. Any officer elected by the Board of Directors may be removed, either with or without cause, by the Board of Directors at any meeting thereof, or to the extent delegated to the Chairman of the Board, by the Chairman of the Board.

Section 5. Resignation. Any officer may resign from the Corporation by providing notice in writing or by electronic transmission to the Board of Directors or to the Chairman of the Board;

provided, however, that if such notice is given by electronic transmission, such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the officer. Such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 6. The Chairman of the Board. The Chairman of the Board shall have the powers and duties customarily and usually associated with the office of the Chairman of the Board. The Chairman of the Board shall preside at meetings of the stockholders and of the Board of Directors.

Section 7. The President. The President shall be the chief executive officer of the Corporation. The President shall have, subject to the supervision, direction, and control of the Board of Directors, the general powers and duties of supervision, direction, and management of the affairs and business of the Corporation customarily and usually associated with the position of chief executive officer, including, without limitation, all powers necessary to direct and control the organizational and reporting relationships within the Corporation. If at any time the office of the Chairman of the Board shall not be filled, or in the event of the temporary absence or disability of the Chairman of the Board, the President shall perform the duties and exercise the powers of the Chairman of the Board.

Section 8. The Secretary. The Secretary shall attend meetings of the Board of Directors and meetings of the stockholders and record all votes and minutes of all such proceedings in a book or books kept for such purpose. The Secretary shall have all such further powers and duties as are customarily and usually associated with the position of Secretary or as may from time to time be assigned to him or her by the Board of Directors, the Chairman of the Board, or the President.

Section 9. The Treasurer. The Treasurer shall have custody of the Corporation's funds and securities, shall be responsible for maintaining the Corporation's accounting records and statements, shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation, and shall deposit or cause to be deposited moneys or other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer also shall maintain adequate records of all assets, liabilities, and transactions of the Corporation and shall assure that adequate audits thereof are currently and regularly made. The Treasurer shall have all such further powers and duties as are customarily and usually associated with the position of Treasurer or as may from time to time be assigned to him or her by the Board of Directors, the Chairman of the Board, or the President.

Section 10. Initial Officer(s). Until such time as the first annual meeting of the Board of Directors is held and new officers are appointed, the initial officers of the corporation shall be:

Chairman of the Board

Akhil D. Garland
70 Main St.
5th Floor
Peterborough,NH 03458
United States of America

President

     Akhil D. Garland
     70 Main St.
     5th Floor
     Peterborough,NH   03458
     United States of America

Secretary

     Akhil D. Garland
     70 Main St.
     5th Floor
     Peterborough,NH   03458
     United States of America

Chief Financial Officer

     Akhil D. Garland
     70 Main St.
     5th Floor
     Peterborough,NH 03458
     United States of America

ARTICLE V

STOCK

Section 1. Certificates. The shares of capital stock of the Corporation shall be represented by certificates, unless the Certificate of Incorporation or the Board of Directors, by resolution, otherwise provides that some or all of the shares of any class or series of the Corporation's capital stock shall be uncertificated. Every holder of capital stock of the Corporation represented by certificates shall be entitled to a certificate representing such shares. Certificates for shares of stock of the Corporation shall be issued under the seal of the Corporation, or a facsimile thereof, and shall be numbered and shall be entered in the books of the Corporation as they are issued. Each certificate shall bear a serial number, shall exhibit the holder's name and the number of shares evidenced thereby, and shall be signed by   or in the name of the Corporation by the Chairman of the Board or a Vice Chairman, if any, or the President or any Vice President, and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer representing the number of shares registered in certificate form.

Section 2. Transfers. Transfers of stock of the Corporation shall be made on the books of the Corporation only upon surrender to the   Corporation of a certificate (if any) for the shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer.

Section 3. Lost, Stolen, or Destroyed Certificates. Any person claiming a certificate of stock to be lost, stolen, or destroyed shall make an affidavit or an affirmation of that fact, and shall give the

Corporation a bond of indemnity in satisfactory form and with one or more satisfactory sureties sufficient to indemnify it against any claim that   may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares, whereupon a new certificate (if requested) may be issued of the same tenor and for the same number of shares as the one alleged to be lost, stolen, or destroyed.

Section 4. Registered Stockholders. The names and addresses of the holders of record of the shares of each class and series of the Corporation's capital stock, together with the number of shares of each class and series held by each record holder and the date of issue of such shares, shall be entered on the books of the Corporation. The Corporation shall be entitled to recognize the exclusive right of a   person registered on its books as the owner of shares of capital stock of the Corporation as the person entitled to exercise the rights of a stockholder, including, without limitation, the right to vote in   person or by proxy at any meeting of the stockholders of the Corporation. The Corporation shall not be bound to recognize any equitable or other claim to or interest in any such shares on the part of any other person,   whether or not it shall have express or other notice thereof, except as otherwise expressly provided by the General Corporation Law of the State of Delaware.

Section 5. Fractional Shares. The Corporation may, but shall not be required to, issue fractional shares of its capital stock if necessary or appropriate to effect authorized transactions. If the Corporation does not issue fractions of a share, it shall (1) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined or (3) issue scrip or warrants in registered form (either represented by a certificate or uncertificated) or in bearer form (represented by a certificate) which   shall entitle the holder to receive a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share or an uncertificated fractional share shall, but scrip   or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon and to participate in any of the assets of the Corporation in the event of   liquidation.

ARTICLE VI

INDEMNIFICATION

Section 1. Indemnification.

(a) Subject to Section 3 of this Article VI, the Corporation shall indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person who is made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter, a "Proceeding"), by reason of the fact that such person is or was a director or officer of the Corporation, or while serving as a director or officer of the Corporation, is or was serving at the request of Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan (collectively, "Another Enterprise").

(b) The Corporation may indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person who is made or threatened to be made a party to any Proceeding, by reason of the fact that such person is or was an employee or agent of the Corporation, or while not serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of Another Enterprise.

Section 2. Advancement of Expenses.

(a) Subject to Section 3 of this Article VI, with respect to any person who is made or threatened to be made a party to any threatened, pending, or completed Proceeding, by reason of the fact that such person is or was a director or officer of the Corporation or while serving as a director or officer of the Corporation, is or was serving at the request of Corporation as a director, officer, employee, or agent of Another Enterprise, the Corporation shall pay to the fullest extent not prohibited by applicable law the expenses (including attorneys' fees) incurred by such person in defending any such Proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that any advancement of expenses shall be made only upon receipt of an undertaking (hereinafter an "undertaking") by such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses under this Article VI or otherwise.

(b) With respect to any person who is made or threatened to be made a party to any Proceeding, by reason of the fact that such person is or was an employee or agent of the Corporation, or while not serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of Another Enterprise, the Corporation may, in its discretion and upon such terms and conditions, if any, as the Corporation deems appropriate, pay the expenses (including attorneys' fees) incurred by such person in defending any such Proceeding in advance of its final disposition.

Section 3. Actions Initiated Against The Corporation.

Anything in Section 1(a) or Section 2(a) of this Article VI to the contrary notwithstanding, except as provided in Section 5(b) of this Article VI, with respect to a Proceeding initiated against the Corporation by any person who is or was serving as a director or officer of the Corporation (or by a person who, while serving as a director or officer of the Corporation, is or was serving at the request of Corporation as a director, officer, employee, or agent of Another Enterprise), whether initiated in such capacity or in any other capacity, the Corporation shall not be required to indemnify or to advance expenses (including attorneys' fees) to such person in connection with prosecuting such Proceeding (or part thereof) or in defending any counterclaim, cross claim, affirmative defense, or like claim of the Corporation in such Proceeding (or part thereof) unless such Proceeding was authorized by the Board of Directors of the Corporation.

Section 4. Contract Rights.

The rights to indemnification and advancement of expenses conferred upon any current or former director or officer of the Corporation pursuant to this Article VI (whether by reason of the fact that such person is or was a director or officer of the Corporation, or while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of Another Enterprise) shall be contract rights, shall vest when such person becomes a director or officer of the Corporation, and shall continue as vested contract rights even if such person ceases to be a director or officer of the Corporation. Any amendment, repeal, or modification of, or adoption of any provision inconsistent with, this Article VI (or any provision hereof) shall not adversely affect any right to indemnification or advancement of expenses granted to any person pursuant hereto with respect to any act or omission of such person occurring prior to the time of such amendment, repeal, modification, or adoption (regardless of whether the Proceeding relating to such acts or omissions, or any proceeding relating to such person's rights to indemnification or to advancement of expenses, is commenced before or after the time of such amendment, repeal, modification, or adoption), and any such amendment, repeal, modification, or adoption that would adversely affect such person's rights to indemnification or advancement of expenses hereunder shall be ineffective as to such person, except with respect to any Proceeding that relates to or arises from (and only to the extent such Proceeding relates to or arises from) any act or omission of such person occurring after the effective time of such amendment, repeal, modification, or adoption.

Section 5.

Claims.

(a) If (i) a claim under Section 1(a) of this Article VI with respect to any right to indemnification is not paid in full by the Corporation (following the final disposition of the Proceeding) within sixty (60) days after a written demand has been received by the Corporation or (ii) a claim under Section 2(a) of this Article VI with respect to any right to the advancement of expenses is not paid in full by the Corporation within twenty (20) days after a written demand has been received by the Corporation, then the person seeking to enforce a right to indemnification or to an advancement of expenses, as the case may be, may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim.

(b) If successful in whole or in part in any suit brought pursuant to Section 5(a) of this Article VI, or in a suit brought by the Corporation to recover an advancement of expenses (whether pursuant to the terms of an undertaking or otherwise), the person seeking to enforce a right to indemnification or an advancement of expenses hereunder or the person from whom the Corporation sought to recover an advancement of expenses, as the case may be, shall be entitled to be paid by the Corporation the reasonable expenses (including attorneys' fees) of prosecuting or defending such suit.

(c) In any suit brought by a person seeking to enforce a right to indemnification hereunder (but not a suit brought by a person seeking to enforce a right to an advancement of expenses hereunder), it shall be a defense that the person seeking to enforce a right to indemnification has not met any applicable standard for indemnification under applicable law. With respect to any suit brought by a person seeking to enforce a right to indemnification or right to advancement of expenses hereunder or any suit brought by the Corporation to recover an advancement of expenses (whether pursuant to the terms of an undertaking or otherwise), neither (i) the failure of the Corporation to have made a determination prior to commencement of such suit that indemnification of such person is proper in the circumstances because such person has met the applicable standards of conduct under applicable law, nor (ii) an actual determination by the Corporation that such person has not met such applicable standards of conduct, shall create a presumption that such person has not met the applicable standards of conduct or, in a case brought by such person seeking to enforce a right to indemnification, be a defense to such suit.

(d) In any suit brought by a person seeking to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses (whether pursuant to the terms of an undertaking or otherwise), the burden shall be on the Corporation to prove that the person seeking to enforce a right to indemnification or to an advancement of expenses or the person from whom the Corporation seeks to recover an advancement of expenses is not entitled to be indemnified, or to such an advancement of expenses, under this Article VI or otherwise.

Section 6. Determination of Entitlement to Indemnification.

Any indemnification required or permitted under this Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he or she has met all applicable standards of conduct set forth in this Article VI and Section 145 of the General Corporation Law of the State of Delaware. Such determination shall be made, with respect to a person who is a director or officer of the Corporation at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum; (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (iv) by the stockholders. Such determination shall be made, with respect to any person who is not a director or officer of the Corporation at the time of such determination, in the manner determined by the Board of Directors (including in such manner as may be set forth in any general or specific action of the Board of Directors applicable to indemnification claims by such person) or in the manner set forth in any agreement to which such person and the Corporation are parties.

Section 7. Non Exclusive Rights.

The indemnification and advancement of expenses provided in this Article VI shall not be deemed exclusive of any other rights to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be such director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

Section 8. Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of Another Enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article VI or otherwise.

Section 9. Severability.

If any provision or provisions of this Article VI shall be held to be invalid, illegal, or unenforceable for any reason whatsoever: (1) the validity, legality, and enforceability of the remaining provisions of this Article VI (including, without limitation, each portion of any paragraph or clause containing any such provision held to be invalid, illegal, or unenforceable, that is not itself held to be invalid, illegal, or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Article VI (including, without limitation, each such portion of any paragraph or clause containing any such provision held to be invalid, illegal, or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal, or unenforceable.

Section 10. Miscellaneous.

For purposes of this Article VI: (a) references to serving at the request of the Corporation as a director or officer of Another Enterprise shall include any service as a director or officer of the Corporation that imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan; (b) references to serving at the request of the Corporation as an employee or agent of Another Enterprise shall include any service as an employee or agent of the Corporation that imposes duties on, or involves services by, such employee or agent with respect to an employee benefit plan; (c) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner not opposed to the best interests of the Corporation; and (d) references to a director of Another Enterprise shall include, in the case of any entity that is not managed by a board of directors, such other position, such as manager or trustee or member of the governing body of such entity, that entails responsibility for the management and direction of such entity's affairs, including, without limitation, general partner of any partnership (general or limited) and manager or managing member of any limited liability company.

ARTICLE VII

MISCELLANEOUS

Section 1. Books and Records.

(a) Any books or records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method; provided, however, that the books and records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any books or records so kept upon the request of any person entitled to inspect such records pursuant to the   Certificate of Incorporation, these Bylaws, or the provisions of the General Corporation Law of the State of Delaware.

(b) It shall be the duty of the Secretary or other officer of the Corporation who shall have charge of the stock ledger to prepare and make, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote thereat, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the stockholder's name. Nothing contained in this subsection (b) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible network, and the information required to access such list shall be provided with the notice of the meeting. The stock ledger shall be the only evidence of the identity of the stockholders entitled to examine such list.

Section 2. Voting Shares in Other Business Entities. The President or any other officer of the Corporation designated by the Board of Directors may vote any and all shares of stock or other equity interest held by the Corporation in any other corporation or other business entity, and may exercise on behalf of the Corporation any and all rights and powers incident to the ownership of such stock or other equity interest.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be such fiscal year as the Board of Directors from time to time by resolution shall determine.

Section 4. Electronic Transmission. For purposes of these Bylaws, "electronic transmission" means any form of communication, not   directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 5. Amendment. These Bylaws may be altered, amended, or repealed at any annual or regular meeting of the Board of Directors or at any special meeting of the Board of Directors if notice of the proposed alteration, amendment, or repeal be contained in written notice of such special meeting, or at any meeting of the stockholders of the Corporation.

ARTICLE IX

ADOPTION OF THE BY LAWS

The Secretary of the Corporation hereby certifies that this is a true and correct copy of the bylaws approved and adopted by the Corporation.

_____

Akhil D. Garland, Secretary

Exhibit 2: CERTIFICATE OF INCORPORATION:

For clarification purposes, please note that references to the company name Kazing occur because the Company was first incorporated as Kazing, Inc. when it was formed in September, 2015. The Company later filed an Amended Certificate of Incorporation on November 3, 2015, to change its name from "kaZING, Inc." to "qaZING, Inc." This Amended Certificate of Incorporation was accepted by the Secretary of State of Delaware on November 16, 2015.

CERTIFICATE OF INCORPORATION

FIRST: The name of this corporation shall be: kaZING, Inc.

SECOND: Its registered office in the State of Delaware is to be located 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware, 19808. The name of its registered agent at such address is The Company Corporation.

THIRD: The purpose or purposes of the corporation shall be:To engage in any lawful act or activity including for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which this corporation is authorized to issue is: Sixty Million (60,000,000) shares of common stock with a par value of $0.001, and Twenty Million (20,000,000) shares of preferred stock with a par value of $0.001.The powers, preferences and rights and the qualification, limitation and restrictions thereof shall be determined by the board of directors.

FIFTH: The name and address of the incorporator is as follows:

> The Company Corporation
> 2711 Centerville Road, Suite 400
> Wilmington, Delaware 19808

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the by laws.

SEVENTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, the undersigned, being the incorporator hereinbefore named, has executed signed and acknowledged this certificate of incorporation this 11th day of September, 2015.

The Company Corporation, Incorporator
By: /s/ Margaret Rosado
Margaret Rosado
Assistant Secretary

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:28 PM 09/11/2015
FILED 12:28 PM 09/11/2015
SR 20150093224 : File Number 5821492

DE BC D::CERTIFICATE OF INCORPORATION SHORT SPECIMEN 09/00:1 (DESHORT)

Exhibit 3: This Exhibit is intentionally left blank

Exhibit 4: Subscription Agreement

4: Form of Subscription Agreement

Please see subscription agreement posted as part of this offering at Start Engine intermediary's website www.StartEngine.com

Exhibit 5: Material Contracts

Exhibit 5A: Credit Line and Security Agreement

Exhibit 5A-1: Security Agreement

For clarification purposes, please note that references to the company name Kazing occur because the Company was first incorporated as Kazing, Inc. when it was formed in September, 2015. The Company later filed an Amended Certificate of Incorporation on November 3, 2015, to change its name from "kaZING, Inc." to "qaZING, Inc." This Amended Certificate of Incorporation was accepted by the Secretary of State of Delaware on November 16, 2015.

SECURITY AGREEMENT

THIS AGREEMENT made effective this 15th day of October, 2015, by and between KaZING, Inc., a Delaware corporation with an address of 70 Main Street, Suite 500, Peterborough, New Hampshire 03458 (the "Debtor") and People's VC, Inc., a Delaware corporation, with an address of 70 Main Street, Suite 500, Peterborough, New Hampshire 03458 (the "Secured Party").

WHEREAS, Debtor has executed a certain Promissory Note in favor of Secured Party of even date herewith (the "Note") in the face amount of One Hundred Thousand and no/100ths ($100,000.00) Dollars;

and

WHEREAS, the parties have agreed that Debtor will secure the Note with a security interest in all of Debtor's business assets.NOW, THEREFORE, in consideration of the premises set forth above, the covenants set forth below, advances made pursuant to the Note, and other good and valuable consideration, it is agreed as follows:

I. LOAN: SECURED PARTY, in its discretion, may from time to time, on the terms and conditions hereinafter set forth, make a loan or loans to Debtor up to the principal amount of One Hundred Thousand and no/100ths ($100,000.00) Dollars (the "Borrowing Base"), so long as it does not deem itself insecure and so long as no default exists hereunder, or under any other agreement between Debtor and Secured Party. Within the limits of the Borrowing Base, the Debtor may borrow, repay, and re borrow monies from Secured Party.

II. AFFIRMATIVE COVENANTS: Debtor agrees that it will perform all covenants contained in the Note and be bound by all conditions set forth therein.

III. SECURITY INTEREST: Debtor, to secure the payment of all sums required by the Note and the performance of all covenants and obligations contained in the Note and in this Agreement, hereby grants to Secured Party a first (as of the date hereof) security interest in and pledges and assigns to the Secured Party, all of Debtor's assets and rights of the Debtor, wherever located, and now owned or hereafter acquired or arising, and all proceeds and products thereof, including the following (as the same are defined in the Uniform Commercial Code as enacted in New Hampshire) (herein the "Collateral"): All personal and fixture property of every kind and nature related to the Debtor's business, including without limitation all goods (including inventory), equipment and any accessions thereto, instruments (including promissory notes), documents, accounts (including health care insurance receivables), chattel paper (whether tangible or electronic), deposit accounts, letter of credit rights (whether or not the letter of credit is evidenced by a writing), commercial tort claims, securities and all other investment property, supporting obligations, any other contract rights or rights to the payment of money, insurance claims and proceeds, tort claims, and all general intangibles (including all payment intangibles).

IV. FINANCING STATEMENTS AND FILING: Debtor authorizes Secured Party to file financing statements, in form appropriate for filing and in such number as Secured Party reasonably may determine.

V. DEFAULT: Each of the following shall constitute an EVENT OF DEFAULT under this Agreement, subject to the cure provisions outlined below:

A. Any failure on the part of the Debtor to perform or observe any of the covenants or agreements as provided herein or in the Note (including, but not limited to, any Event of Default as defined in the Note), or in any other document executed in conjunction herewith; or

B. Nonpayment on the due date of accrued interest, or any required principal payment or payments or of any fee or other charge under the Note or under this Agreement; or

C. Any material representation or warranty made by the Debtor herein, or in the Note, or any statements, certificates, or instruments delivered hereunder, proves to be untrue or defective in any material respect, PROVIDED, HOWEVER, any such untruth or defect which, in the sole and uncontrolled discretion of Secured Party have been made without fraudulent intent, shall not be an EVENT OF DEFAULT if cured by Debtor on demand; or

D. Any petition for relief under the Bankruptcy Code or for appointment of a trustee or receiver or assignee for the benefit of creditors, filed by or against Debtor, which continued undischarged for a period of ninety (90) days after notice thereof, or any act without the prior written consent of Secured Party which involves an extension of time for payments or compromise of indebtedness of Debtor; or

E. Failure to satisfy any final judgment rendered against Debtor by any court of competent jurisdiction.

 IN THE EVENT OF SUCH DEFAULT, and at any time thereafter or at such other time as herein agreed, Secured Party may declare all obligations secured hereby immediately due and payable and shall have the remedies of a secured party under the Uniform Commercial Code as enacted in the State of New Hampshire; Secured Party may require Debtor to assemble the Collateral and make it available to Secured Party at a place to be designated by Secured Party, which is reasonably convenient to both parties. Secured Party may commence to collect the Collateral hereunder and take control of any proceeds as hereinbefore provided. Secured Party will give Debtor reasonable notice of the time and place of any public sale thereof or of the time at which any private sale or any other intended disposition thereof is to be made. The requirements of reasonable notice shall be met if such notice is mailed postage prepaid to the address of Debtor as herein stated, not less than five (5) days before the time of sale or disposition. Expenses of retaking, holding, preparing for sale, selling or otherwise disposing shall include Secured Party's reasonable attorneys' fees and legal expenses.

VI. COVENANTS OF DEBTOR

(a) Affirmative Covenants of the Debtor.

(i) The Debtor shall continuously take all steps that are necessary or prudent to protect the security interest of the Secured Party in the Collateral;

(ii) The Debtor shall defend the Collateral against the claims and demands of all persons;

(iii) The Debtor shall cause all equipment to be maintained and preserved in the same condition, repair and working order as exists on the date hereof; and shall make all repairs, replacements, additions, and other improvements necessary to maintain the equipment in such good condition;

(iv) The Debtor shall take all commercially reasonable steps necessary to collect all accounts receivable;

(v) Debtor shall, at its own expense, maintain insurance covering the Collateral against such risks, in such amounts and with such coverage as is customary in Debtor's type of business and all insurance policies insuring the Collateral shall be written so as to be payable in the event of loss to Secured Party or cancellation or modification; and

(vi) The Debtor shall advise the Secured Party promptly, in reasonable detail, (i) of any lien, security interest, encumbrance, or claim made or asserted against any of the Collateral, (ii) of any material change, substantial loss or depreciation in the composition of the Collateral, and (iii) of the occurrence of any other material adverse effect on the aggregate value, enforceability or collectability of the Collateral or on the security interests created hereunder.

(b) Negative Covenants of the Debtor. The Debtor shall not, without the prior written consent of the Security Party:

(i) Transfer, sell or assign any of the Collateral other than the ordinary course of business;

(ii) Allow or permit any other security interest or lien to attach to any of the Collateral other than purchase money security interests in the ordinary course of business;

(iii) Permit anything to be done that may materially impair the value of any of the Collateral or the security therein intended to be afforded hereby; or

(iv) Use the Collateral in violation of any law or in any manner inconsistent with any policy of insurance thereon.

VII. MISCELLANEOUS: Debtor hereby further agrees that:

A. The rights conferred upon Secured Party by this Agreement will automatically extend to and be vested in any respective assignees or transferees of Secured Party and this Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the Secured Party and the Debtor;

B. This Agreement and the Note will be governed by the laws of the State of New Hampshire.

C. The Debtor hereby waives presentment, demand, notice, protest and, except as is otherwise provided herein, all other demands and notices in connection with this Agreement or the enforcement of the Secured Party's rights hereunder or in connection with any obligations secured hereby or any Collateral. No delay or omission on the part of the Secured Party in exercising any right hereunder shall operate as a waiver of such right or of any other right hereunder. Any waiver of any such right on any one occasion shall not be construed as a bar to or waiver of any such right on any such future occasion.

D. No provision hereof shall be amended except by a writing signed by the Secured Party and the Debtor;

E. Any provision of this Agreement which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

F. No delay, failure to enforce, or single or partial exercise on the part of the Secured Party in connection with any of its rights hereunder shall constitute an estoppel or waiver thereof, or preclude other or further exercises or enforcement thereof and no waiver of any default hereunder shall be a waiver of any subsequent default.

VIII. NOTICES: Any notices required to be given by the parties under this Agreement shall be given in writing and provided by express overnight courier or by certified or registered mail, postage prepaid, to the party entitled to such notice.

[SIGNATURES TO FOLLOW]

 IN WITNESS WHEREOF, the parties hereto have caused this Security Agreement to be executed the day and year first above written.

KaZING, Inc., Debtor

Witness Akhil Garland, its

By:

President

People's VC, Inc., Secured

Party

By: _____

Witness Akhil Garland, its

President

Exhibit 5A-2: Revolving Line of Credit Note:

For clarification purposes, please note that references to the company name Kazing occur because the Company was first incorporated as Kazing, Inc. when it was formed in September, 2015. The Company later filed an Amended Certificate of Incorporation on November 3, 2015, to change its name from "kaZING, Inc." to "qaZING, Inc." This Amended Certificate of Incorporation was accepted by the Secretary of State of Delaware on November 16, 2015.

PROMISSORY NOTE

$100,000.00 October 15, 2015

FOR VALUE RECEIVED, KaZING, Inc., a Delaware corporation with an address of 70 Main Street, Suite 500, Peterborough, New Hampshire 03458 (the "Borrower"), promises to pay to the order of People's VC, Inc., a Delaware corporation, with an address of 70 Main Street, Suite 500, Peterborough, New Hampshire 03458 (the "Lender") at the above address or at such other place as may be designated hereafter by the Lender, the principal sum of One Hundred Thousand and No/100ths ($100,000.00) Dollars, together with interest as provided for below, in lawful money of the United States of America. Borrower shall pay interest only to Lender on a monthly basis. Interest on principal amounts outstanding shall be charged at a rate per annum of two and 00/100ths (2.0%) percent. Interest is charged on a per diem basis for the days actually elapsed and is calculated over a 365 day calendar year. The Borrower may prepay this Note at any time without penalty. If by reason of an event of default hereunder or under any of the Loan Documents, the Lender elects to declare this Note to be immediately due and payable, then the above described prepayment penalty shall become due and payable in the same manner as though the Borrower had voluntarily exercised such right of prepayment.

This Note is being executed and delivered together with other documents which evidence the financing arrangements between Borrower and Lender (the "Loan Documents"). The payment of this Note and the performance of the obligations contained in the Loan Documents are secured by the collateral granted to the Lender therein and the security granted to the Lender in the Loan Documents (the "Collateral"). Upon the occurrence of a default hereunder or an event of default under the terms of the Loan Documents, this Note shall, at the option of the Lender, become immediately due and payable in full, without further demand or notice. The Lender may impose upon the Borrower a delinquency charge of the greater of $15.00 or five (5%) percent of the amount of principal and/or interest not paid on or before the tenth (10th) day after such installment is due. Borrower agrees to pay on demand all costs of collection hereof, including reasonable attorneys' fees, whether or not any foreclosure or other action is instituted by the Lender in its discretion. No delay or omission on the part of the Lender in exercising any right, privilege or remedy shall impair such right, privilege or remedy or be construed as a waiver thereof or of any other right, privilege or remedy. No waiver of any right, privilege or remedy or any amendment to this Note shall be effective unless made in writing and signed by the Lender. Under no circumstances shall an effective waiver of any right, privilege or remedy on any one occasion constitute or be construed as a bar to the exercise of or a waiver of such right, privilege or remedy on any future occasion. The acceptance by the Lender of any payment after any default hereunder shall not operate to extend the time of payment of any amount then remaining unpaid hereunder or constitute a waiver of any rights of the Lender under this Note.All rights and remedies of the Lender, whether granted herein or otherwise, shall be cumulative and may be exercised singularly or concurrently, and the Lender shall have, in addition to all other rights and remedies, the rights and remedies of a secured party under the Uniform Commercial Code of New Hampshire. The Lender shall have no duty as to the collection or protection of the Collateral or of any income thereon, or as to the preservation of any rights pertaining thereto beyond the safe custody thereof.The Borrower and any guarantor or surety hereof hereby waive, to the fullest extent permitted by law, presentment, notice, protest and all other demands and notices, and assents (1) to any extension of the time of payment or any other indulgence, (2) to any substitution, exchange or release of Collateral, and (3) to the release of any other person primarily or secondarily liable for the obligations evidenced hereby.This Note and the provisions hereof shall be binding upon the Borrower and the Borrower's successors, legal representatives and assigns and shall inure to the benefit of the Lender, the Lender's successors, legal representatives and assigns.This Note may not be amended, changed or modified in any respect except by a written document which has been executed by each party. This Note and all rights and obligations hereunder, including matters of construction, validity and performance, shall be governed by the laws of the State of New Hampshire.DEFAULT. The happening of any of the following events or conditions shall constitute a "Default" or an "Event of Default" under this Note:

1. Failure to make any payment of principal or interest or any sum due under this Note when the same shall be due and payable, such failure continuing for more than ten (10) days after the due date; or

2. A judgment or judgments for the payment of money shall be rendered against the Borrower, and any such judgment shall remain unsatisfied (or not bonded over) and in effect for any period of thirty (30) consecutive days without a stay of execution, which judgment or judgments has a material adverse effect on the Borrower; or

3. Any levy, seizure, attachment, garnishment, execution or similar process shall be issued or levied on any of the Borrower's property and is not dismissed bonded over or otherwise addressed in a manner satisfactory to the Lender within ninety (90) days thereof, which action has a material adverse effect on the Borrower; or

4. The Borrower shall (i) apply for or consent to the appointment of a receiver, conservator, trustee or liquidator of all or a substantial part of any of its assets; (ii) be unable, or admit in writing its inability, to pay its debts as they mature; (iii) file or permit the filing of any petition, case, arrangement, reorganization, or the like under any insolvency or bankruptcy law, or the adjudication of it as a bankrupt, or the making of an assignment for the benefit of creditors or the consenting to any form of arrangement for the satisfaction, settlement or delay of debt or the appointment of a receiver for all

or any part of its properties; or (iv) take any action for the purpose of effecting any of the foregoing; or

5. Default under any Loan Document and the expiration of any applicable cure periods; or

6. The suspension of business for cause, other than strike, casualty or cause beyond the Borrower's control and in the event of such suspension for cause beyond the Borrower's control, failure to resume operations as soon as possible, provided, however, that Borrower shall have fifteen (15) days to cure this Event of Default after notice is made by Lender.Upon the occurrence of an Event of Default and at any time thereafter Lender shall be entitled to exercise any and all rights and remedies under the Note, and any other rights and remedies hereunder, at law or in equity, including without limitation the right to declare all amounts owed under the Note to be immediately due and payable.Upon and after an Event of Default, at the option of the Lender, the whole of said indebtedness, both principal and interest, and including any other sums which may become due under this Note, shall, at the option of the holder of this Note, immediately become due and payable without presentment, demand, protest, notice of protest, or other notice of dishonor of any kind, all of which are hereby expressly waived by the Borrower.At the option of Lender, in their sole discretion following the occurrence, and during the continuance, of any Event of Default, the interest rate on the Loan shall be equal to five (5) percentage points above the otherwise applicable rate. The rate of interest on the Loan, as adjusted in accordance with these provisions, shall be referred to as the "Default Rate". The charging of interest at the Default Rate shall be in addition to all other rights and remedies available to the holder of this Note upon the occurrence of an Event of Default. The Default Rate shall remain in effect until all overdue amounts shall be paid in full (whether before or after judgment).

IN WITNESS WHEREOF, Borrower has executed this Note on the day and year first hereinabove stated.

_____

By:_____

Witness   Akhil Garland, its President

Exhibit 5A-3: Credit Line Disclosure Document:

For clarification purposes, please note that references to the company name Kazing occur because the Company was first incorporated as Kazing, Inc. when it was formed in September, 2015. The Company later filed an Amended Certificate of Incorporation on November 3, 2015, to change its name from "kaZING, Inc." to "qaZING, Inc." This Amended Certificate of Incorporation was accepted by the Secretary of State of Delaware on November 16, 2015.

DISCLOSURE OF FINANCE CHARGES

PURSUANT TO NEW HAMPSHIRE RSA 399 B:2

LENDER: People's VC, Inc.

BORROWER: KaZING, Inc.

EFFECTIVE DATE: October 15, 2015

LOAN AMOUNT: $100,000.00

TERM: Demand

INTEREST RATE: During the term of this Note, Borrower shall pay interest only to Lender on a monthly basis. Interest on principal amounts outstanding shall be charged at a rate per annum of two and No/100ths (2 %) percent. Interest is charged on a per diem basis for the days actually elapsed and is calculated over a 365 day calendar year. The Borrower is also being charged the following expenses in connection with the making of this loan:

UCC Filing Fees: $ 50.00

The undersigned hereby acknowledges receipt of the within

KaZING, Inc.

_____

By:

   Akhil Garland, its President

Exhibit 5B: Stock Option Plan

qaZING, Inc.

2015 Non-Qualified Stock Option Plan

1. **Purposes of the Plan.** The purposes of this 2015 Non-Qualified Stock Option Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants, and to promote the success of the Company's business. Options granted under the Plan will be Nonstatutory Stock Options.

2. **Definitions.** As used herein, the following definitions shall apply:

(a) **"Administrator"** means the Board or a Committee.

(b) **"Affiliate"** means an entity other than a Subsidiary which, together with the Company, is under common control of a third person or entity.

(c) **"Applicable Laws"** means all applicable laws, rules, regulations and requirements, including, but not limited to, all applicable U.S. federal or state laws, any Stock Exchange rules or regulations, and the applicable laws, rules or regulations of any other country or jurisdiction where Options are granted under the Plan or Participants reside or provide services, as such laws, rules, and regulations shall be in effect from time to time.

(d) **"Award"** means any award of an Option under the Plan.

(e) **"Board"** means the Board of Directors of the Company.

(f) **"California Participant"** means a Participant whose Award is issued in reliance on Section 25102(o) of the California Corporations Code.

(g) **"Cashless Exercise"** means a program approved by the Administrator in which payment of the Option exercise price or tax withholding obligations may be satisfied, in whole or in part, with Shares subject to the Option, including by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Administrator) to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price and, if applicable, the amount necessary to satisfy the Company's withholding obligations.

(h) **"Cause"** for termination of a Participant's Continuous Service Status will exist (unless another definition is provided in an applicable Option Agreement, employment agreement or other applicable written agreement) if the Participant's Continuous Service Status is terminated for any of the following reasons: (i) Participant's willful failure to perform his or her duties and responsibilities to the Company or Participant's violation of any written Company policy; (ii) Participant's commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in injury to the Company; (iii) Participant's unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) Participant's material breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Participant's Continuous Service Status has been terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the Company's ability to terminate a Participant's employment or consulting relationship at any time, and the term "Company" will be interpreted to include any Subsidiary, Parent, Affiliate, or any successor thereto, if appropriate.

(i) **"Code"** means the Internal Revenue Code of 1986, as amended.

(j) **"Committee"** means one or more committees or subcommittees of the Board consisting of two (2) or more Directors (or such lesser or greater number of Directors as shall constitute the minimum number permitted by Applicable Laws to establish a committee or sub-committee of the Board) appointed by the Board to administer the Plan in accordance with
Section 4 below.

(k) **"Common Stock"** means the Company's common stock, par value $0.001 per share, as adjusted in accordance with Section 14 below.

(l) **"Company"** means qaZING, Inc., a Delaware corporation.

(m) **"Consultant"** means any person, including an advisor but not an Employee, who is engaged by the Company, or any Parent, Subsidiary or Affiliate, to render services (other than capital-raising services) and is compensated for such services, and any Director whether compensated for such services or not.

(n) **"Continuous Service Status"** means the absence of any interruption or termination of service as an Employee or Consultant. Continuous Service Status as an Employee or Consultant shall not be considered interrupted or terminated in the case of: (i) Company approved sick leave; (ii) military leave; or (iii) any other bona fide leave of absence approved by the Administrator, provided that such leave is for a period of not more than ninety (90) days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written Company policy. Also, Continuous Service Status as an Employee or Consultant shall not be considered interrupted or terminated in the case of a transfer between locations of the Company or between the Company, its Parents, Subsidiaries or Affiliates, or their respective successors, or a change in status from an Employee to a Consultant or from a Consultant to an Employee.

(o) **"Director"** means a member of the Board.

(p) **"Disability"** means "disability" within the meaning of Section 22(e)(3) of the Code.

(q) **"Employee"** means any person employed by the Company, or any Parent, Subsidiary or Affiliate, with the status of employment determined pursuant to such factors as are deemed appropriate by the Administrator in its sole discretion, subject to any requirements of the Applicable Laws, including the Code. The payment by the Company of a director's fee shall not be sufficient to constitute "employment" of such director by the Company or any Parent, Subsidiary or Affiliate.

(r) **"Exchange Act"** means the Securities Exchange Act of 1934, as amended.

(s) **"Fair Market Value"** means, as of any date, the per share fair market value of the Common Stock, as determined by the Administrator in good faith on such basis as it deems appropriate and applied consistently with respect to Participants. Whenever possible, the determination of Fair Market Value shall be based upon the per share closing price for the Shares as reported in the Wall Street Journal for the applicable date.

(t) **"Family Members"** means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-inlaw, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships) of the Optionee, any person sharing the Optionee's household (other than a tenant or employee), a trust in which these persons (or the Optionee) have more than 50% of the beneficial interest, a foundation in which these persons (or the Optionee) control the management of assets, and any other entity in which these persons (or the Optionee) own more than 50% of the voting interests.

(u) **"Involuntary Termination"** means (unless another definition is provided in the applicable Option Agreement, employment agreement or other applicable written agreement) the termination of a Participant's Continuous Service Status other than for death or Disability or for Cause by the Company or a Subsidiary, Parent, Affiliate or successor thereto, as appropriate.

(v) **"Listed Security"** means any security of the Company that is listed or approved for listing on a national securities exchange or designated or approved for designation as a national market system security on an interdealer quotation system by the Financial Industry Regulatory Authority (or any successor thereto).

(w) **"Nonstatutory Stock Option"** means an Option not intended to qualify as an incentive stock option under the Code.

(x) **"Option"** means a stock option granted pursuant to the Plan.

(y) **"Option Agreement"** means a written document, the form(s) of which shall be approved from time to time by the Administrator, reflecting the terms of an Option granted under the Plan and includes any documents attached to or incorporated into such Option Agreement, including, but not limited to, a notice of stock option grant and a form of exercise notice.

(z) **"Option Exchange Program"** means a program approved by the Administrator whereby outstanding Options (i) are exchanged for Options with a lower exercise price or (ii) are amended to decrease the exercise price as a result of a decline in the Fair Market Value of the Common Stock.

(aa) **"Optioned Stock"** means Shares that are subject to an Option or that were issued pursuant to the exercise of an Option.

(bb) **"Optionee"** means an Employee or Consultant who receives an Option.

(cc) **"Parent"** means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if, at the time of grant of the Award, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(dd) **"Participant"** means any holder of one or more Awards or Shares issued pursuant to an Award.

(ee) **"Plan"** means this 2015 Non-Qualified Stock Option Plan.

(ff) **"Registration Date"** means the first to occur of (i) the closing of the first sale to the general public of (A) the Common Stock or (B) the same class of securities of a successor corporation (or its Parent) issued pursuant to a Triggering Event in exchange for or in substitution of the Common Stock, pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended; and (ii) in the event of a Triggering Event, the date of the consummation of the Triggering Event if the same class of securities of the successor corporation (or its Parent) issuable in such Triggering Event shall have been sold to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended, on or prior to the date of consummation of such Triggering Event.

(gg) **"Rule 16b-3"** means Rule 16b-3 promulgated under the Exchange Act, as amended from time to time, or any successor provision.

(hh) **"Share"** means a share of Common Stock, as adjusted in accordance with Section 14 below.

(ii) **"Stock Exchange"** means any stock exchange or consolidated stock price reporting system on which prices for the Common Stock are quoted at any given time.

(jj) **"Subsidiary"** means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of grant of the Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(kk) **"Ten Percent Holder"** means a person who owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary measured as of an Award's date of grant.

(ll) **"Triggering Event"** means:

(i) a sale, transfer or disposition of all or substantially all of the Company's assets other than to (A) a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company, (B) a corporation or other entity owned directly or indirectly by the holders of capital stock of the Company in substantially the same proportions as their ownership of Common Stock, or (C) an Excluded Entity (as defined in subsection (ii) below); or

(ii) any merger, consolidation or other business combination transaction of the Company with or into another corporation, entity or person, other than a transaction with or into another corporation, entity or person in which the holders of at least a majority of the shares of voting capital stock of the Company outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding in the continuing entity or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of the Company (or the surviving entity) outstanding immediately after such transaction (an "Excluded Entity"); or

(iii) approval by the Company's stockholders of any plan or proposal for the complete liquidation or dissolution of the Company; or

(iv) any reverse merger in which the Company is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger; or

(v) acquisition by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities, but excluding any such transaction that the Administrator determines shall not be a Triggering Event.

Notwithstanding anything stated herein, a transaction shall not constitute a "Triggering Event" if its sole purpose is to change the state of the Company's incorporation, or to create a holding company that will be owned in substantially the same proportions by the persons who hold the Company's securities immediately before such transaction. For clarity, the term "Triggering Event" as defined herein shall not include stock sale transactions whether by the Company or by the holders of capital stock.

3. Stock Subject to the Plan. Subject to the provisions of Section 14 below, the maximum aggregate number of Shares that may be issued under the Plan is Five Million (5,000,000)

Shares. The Shares issued under the Plan may be authorized, but unissued, or reacquired Shares. If an Award should expire or become unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an Option Exchange Program, the unpurchased Shares that were subject thereto shall, unless the Plan shall have been terminated, become available for future grant under the Plan. In addition, any Shares which are retained by the Company upon exercise of an Award in order to satisfy the exercise or purchase price for such Award or any withholding taxes due with respect to such Award shall be treated as not issued and shall continue to be available under the Plan. Shares issued under the Plan and later repurchased by the Company pursuant to any repurchase right that the Company may have shall not be available for future grant under the Plan.

4. **Administration of the Plan.**

(a) **General.** The Plan shall be administered by the Board or a Committee, or a combination thereof, as determined by the Board. The Plan may be administered by different administrative bodies with respect to different classes of Participants and, if permitted by Applicable Laws, the Board may authorize one or more officers of the Company to make Awards under the Plan to Employees and Consultants (who are not subject to Section 16 of the Exchange Act) within parameters specified by the Board.

(b) **Committee Composition.** If a Committee has been appointed pursuant to this Section 4, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. From time to time the Board may increase the size of any Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies (however caused) and dissolve a Committee and thereafter directly administer the Plan, all to the extent permitted by the Applicable Laws and, in the case of a Committee administering the Plan in accordance with the requirements of Rule 16b-3 or Section 162(m) of the Code, to the extent permitted or required by such provisions.

(c) **Powers of the Administrator.** Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its sole discretion:

(i) to determine the Fair Market Value of the Common Stock in accordance with Section 2(s) above, provided that such determination shall be applied consistently with respect to Participants under the Plan;

(ii) to select the Employees and Consultants to whom Awards may from time to time be granted;

(iii) to determine the number of Shares to be covered by each Award;

(iv) to approve the form(s) of agreement(s) and other related documents used under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder, which terms and conditions include but are not limited to the exercise or purchase price, the time or times when Awards may be exercised (which may be based on performance criteria), the circumstances (if any) when vesting will be accelerated or forfeiture restrictions will be waived, and any restriction or limitation regarding any Award or Optioned Stock;

(vi) to amend any outstanding Award or agreement related to any Optioned Stock, including any amendment adjusting vesting (e.g., in connection with a change in the terms or conditions under which such person is providing services to the Company), provided that no amendment shall be made that would materially and adversely affect the rights of any Participant without his or her consent;

(vii) to determine whether and under what circumstances an Option may be settled in cash under Section 10(c) below instead of Common Stock;

(viii) to implement an Option Exchange Program and establish the terms and conditions of such Option Exchange Program, provided that no amendment or adjustment to an Option that would materially and adversely affect the rights of any Optionee shall be made without his or her consent;

(ix) to grant Awards to, or to modify the terms of any outstanding Option Agreement or any agreement related to any Optioned Stock held by Participants who are foreign nationals or employed outside of the United States with such terms and conditions as the Administrator deems necessary or appropriate to accommodate differences in local law, tax policy or custom which deviate from the terms and conditions set forth in this Plan to the extent necessary or appropriate to accommodate such differences; and

(x) to construe and interpret the terms of the Plan, any Option Agreement, and any agreement related to any Optioned Stock, which constructions, interpretations and decisions shall be final and binding on all Participants.

(d) **Indemnification**. To the maximum extent permitted by Applicable Laws, each member of the Committee (including officers of the Company, if applicable), or of the Board, as applicable, shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or pursuant to the terms and conditions of any Award except for actions taken in bad faith or failures to act in bad faith, and (ii) any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided that such member shall give the Company an opportunity, at its own expense, to handle and defend any such claim, action, suit or proceeding before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation, Certificate of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any other power that the Company may have to indemnify or hold harmless each such person.

5. **Eligibility.**

(a) **Recipients of Grants.** Nonstatutory Stock Options may be granted to Employees and Consultants.

(b) No Employment Rights. Neither the Plan nor any Award shall confer upon any Employee or Consultant any right with respect to continuation of an employment or consulting relationship with the Company (any Parent or Subsidiary), nor shall it interfere in any way with such Employee's or Consultant's right or the Company's (Parent's or Subsidiary's) right to terminate his or her employment or consulting relationship at any time, with or without cause.

6. **Term of Plan.** The Plan shall become effective upon its adoption by the Board of Directors. It shall continue in effect for a term of ten (10) years unless sooner terminated under Section 16 below.

7. **Term of Option.** The term of each Option (and its vesting schedule) shall be the term stated in the Option Agreement; provided that the term shall be no more than ten (10) years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

8. [*intentionally omitted*]

9. **Option Exercise Price and Consideration.**

(a) **Exercise Price.** The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option shall be such price as is determined by the Administrator and set forth in the Option Agreement, but shall be subject to the following:

(i) Except as provided in subsection (ii) below, in the case of a Nonstatutory Stock Option the per Share exercise price shall be such price as is determined by the Administrator, provided that, if the per Share exercise price is less than 100% of the Fair Market Value on the date of grant, it shall otherwise comply with all Applicable Laws, including Section 409A of the Code;

(ii) In the case of a Nonstatutory Stock Option that is intended to qualify as performance-based compensation under Section 162(m) of the Code and is granted on or after the date, if ever, on which the Common Stock becomes a Listed Security, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant; and

(iii) Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above pursuant to a merger or other corporate transaction.

(b) **Permissible Consideration.** The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator and may consist entirely of (1) cash; (2) check; (3) to the extent permitted under Applicable Laws, delivery of a promissory note with such recourse, interest, security and redemption provisions as the Administrator determines to be appropriate (subject to the provisions of Section 153 of the General Corporation Law); (4) cancellation of indebtedness; (5) other previously owned Shares that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which the Option is exercised; (6) a Cashless Exercise (if approved by the Administrator); (7) if the exercise or purchase occurs on or after the Registration Date, surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require (including withholding of Shares otherwise deliverable upon exercise of the Award) which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised (but only to the extent that such exercise of the Award would not result in an accounting compensation charge with respect to the Shares used to pay the exercise price unless otherwise determined by the Administrator); (8) with respect to Options, if the exercise occurs on or after the Registration Date, payment through a broker-dealer sale and remittance procedure pursuant to which the Optionee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction (9) such other consideration and method of payment permitted under Applicable Laws; or (10) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company and the Administrator may, in its sole discretion, refuse to accept a particular form of consideration at the time of any Option exercise.

10. **Exercise of Option.**

(a) **General.**

(i) **Exercisability.** Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator, consistent with the terms of the Plan and reflected in the Option Agreement, including vesting requirements and/or performance criteria with respect to the Company, and Parent or Subsidiary, and/or the Optionee.

(ii) **Leave of Absence.** The Administrator shall have the discretion to determine whether and to what extent the vesting of Options shall be tolled during any unpaid leave of absence; provided, however, that in the absence of such determination, vesting of Options shall be tolled during any such unpaid leave (unless otherwise required by the Applicable Laws). Notwithstanding the foregoing, in the event of military leave, vesting shall toll during any unpaid portion of such leave, provided that, upon a Optionee's returning from military leave (under conditions that would entitle him or her to protection upon such return under the Uniform Services Employment and Reemployment Rights Act), he or she shall be given vesting credit with respect to Options to the same extent as would have applied had the Optionee continued to provide services to the Company (or any Parent or Subsidiary, if applicable) throughout the leave on the same terms as he or she was providing services immediately prior to such leave.

(iii) **Minimum Exercise Requirements.** An Option may not be exercised for a fraction of a Share. The Administrator may require that an Option be exercised as to a minimum number of Shares, provided that such requirement shall not prevent an Optionee from exercising the full number of Shares as to which the Option is then exercisable.

(iv) **Procedures for and Results of Exercise.** An Option shall be deemed exercised when written notice of such exercise has been received by the Company in accordance with the terms of the Option Agreement by the person entitled to exercise the Option and the Company has received full payment for the Shares with respect to which the Option is exercised and has paid, or made arrangements to satisfy, any applicable withholding requirements in accordance with Section 12 below. The exercise of an Option shall result in a decrease in the number of Shares that thereafter may be available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(v) **Rights as Holder of Capital Stock.** Until the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a holder of capital stock shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 14 below.

(b) **Termination of Employment or Consulting Relationship.** The Administrator shall establish and set forth in the applicable Option Agreement the terms and conditions upon which an Option shall remain exercisable, if at all, following termination of an Optionee's Continuous Service Status, which provisions may be waived or modified by the Administrator at any time. To the extent that an Option Agreement does not specify the terms and conditions upon which an Option shall terminate upon termination of an Optionee's Continuous Service Status, the following provisions shall apply:

(i) **General Provisions.** If the Optionee (or other person entitled to exercise the Option) does not exercise the Option to the extent so entitled within the time specified below, the Option shall terminate and the Optioned Stock underlying the unexercised portion of the Option shall revert to the Plan. In no event may any Option be exercised after the expiration of the Option term as set forth in the Option Agreement (and subject to Section 7 above).

(ii) **Terminations In General.** In the event of termination of an Optionee's Continuous Service Status other than under the specific circumstances set forth in the remaining subsections of this Section 10(b) below, such Optionee may exercise any outstanding Option at any time within 3 month(s) following such termination to the extent the Optionee is vested in the Optioned Stock.

(iii) **Disability of Optionee.** In the event of termination of an Optionee's Continuous Service Status as a result of his or her Disability, such Optionee may exercise any outstanding Option at any time within 9 month(s) following such termination to the extent the Optionee is vested in the Optioned Stock.

(iv) **Death of Optionee.** In the event of the death of an Optionee during the period of Continuous Service Status since the date of grant of any outstanding Option, or within 3 month(s) following termination of Optionee's Continuous Service Status, the Option may be exercised by the Optionee's estate, or by a person who acquired the right to exercise the Option by bequest or inheritance, at any time within 9 month(s) following the date of death or, if earlier, the date the Optionee's Continuous Service Status terminated, but only to the extent the Optionee is vested in the Optioned Stock.

(v) **Termination for Cause.** In the event of termination of an Optionee's Continuous Service Status for Cause, any outstanding Option (including any vested portion thereof) held by such Optionee shall immediately terminate in its entirety upon first notification to the Optionee of termination of the Optionee's Continuous Service Status for Cause. If an Optionee's Continuous Service Status is suspended pending an investigation of whether the Optionee's Continuous Service Status will be terminated for Cause, all the Optionee's rights under any Option, including the right to exercise the Option, shall be suspended during the investigation period. Nothing in this Section 10(b)(v) shall in any way limit the Company's right to purchase unvested Shares issued upon exercise of an Option as set forth in the applicable Option Agreement.

(vi) **Forfeiture upon Certain Acts.** In the event an Optionee engages in fraud, embezzlement, theft, insider trading in the Company's stock, commission of a felony or proven dishonesty in the course of his association with the Company or any subsidiary corporation which damaged the Company or any subsidiary corporation, or for disclosing trade secrets of the Company or any subsidiary corporation, any outstanding Option (including any vested portion thereof) held by such Optionee shall immediately terminate in its entirety upon first notification to the Optionee of such actions.

(c) **Buyout Provisions.** The Administrator may at any time offer to buy out for a payment in cash or Shares an Option previously granted under the Plan based on such terms and conditions as the Administrator shall establish and communicate to the Optionee at the time that such offer is made.

11. [*intentionally omitted*]

12. **Taxes.**

(a) As a condition of the grant, vesting and exercise of an Award, the Participant (or in the case of the Participant's death or a permitted transferee, the person holding or exercising the Award) shall make such arrangements as the Administrator may require for the satisfaction of any applicable U.S. federal, state or local tax withholding obligations or foreign tax withholding obligations that may arise in connection with such Award. The Company shall not be required to issue any Shares under the Plan until such obligations are satisfied.

(b) The Administrator may permit a Participant (or in the case of the Participant's death or a permitted transferee, the person holding or exercising the Award) to satisfy all or part of his or her tax withholding obligations by Cashless Exercise or by surrendering Shares (either directly or by stock attestation) that he or she previously acquired; provided that, unless the Cashless Exercise is an approved broker-assisted Cashless Exercise, the Shares tendered for payment have been previously held for a minimum duration (e.g., to avoid financial accounting charges to the Company's earnings), or as otherwise permitted to avoid financial accounting charges under applicable accounting guidance, amounts withheld shall not exceed the amount necessary to satisfy the Company's tax withholding obligations at the minimum statutory withholding rates, including, but not limited to, U.S. federal and state income taxes, payroll taxes, and foreign taxes, if applicable. Any payment of taxes by surrendering Shares to the Company may be subject to restrictions, including, but not limited to, any restrictions required by rules of the Securities and Exchange Commission.

13. Non-Transferability of Options.

(a) **General.** Except as set forth in this Section 13, Options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution. The designation of a beneficiary by an Optionee will not constitute a transfer. An Option may be exercised, during the lifetime of the holder of the Option, only by such holder or a transferee permitted by this Section 13.

(b) **Limited Transferability Rights.** Notwithstanding anything else in this Section 13, the Administrator may in its sole discretion grant Nonstatutory Stock Options that may be transferred by instrument to an inter vivos or testamentary trust in which the Options are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift to Family Members.

14. Adjustments Upon Changes in Capitalization, Merger or Certain Other Transactions.

(a) **Changes in Capitalization.** Subject to any action required under Applicable Laws by the holders of capital stock of the Company, (i) the numbers and class of Shares or other stock or securities available for future Awards under Section 3 above covered by each outstanding Award, (ii) the price per Share covered by each such outstanding Option, and (iii) any repurchase price per Share applicable to Shares issued pursuant to any Award, shall be proportionately adjusted by the Administrator in the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization (including a recapitalization through a large nonrecurring cash dividend) or reclassification of the Shares, subdivision of the Shares, a rights offering, a reorganization, merger, spin-off, split-up, change in corporate structure or other similar occurrence. Any adjustment by the Administrator pursuant to this Section 14(a) shall be made in the Administrator's sole and absolute discretion and shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award. If, by reason of a transaction described in this Section 14(a) or an adjustment pursuant to this Section 14(a), a Participant's Award agreement or agreement related to any Optioned Stock covers additional or different shares of stock or securities, then such additional or different shares, and the Award agreement or agreement related to the Optioned Stock in respect thereof, shall be subject to all of the terms, conditions and restrictions which were applicable to the Award or Optioned Stock prior to such adjustment.

(b) **Dissolution or Liquidation.** In the event of the dissolution or liquidation of the Company, each Award will terminate immediately prior to the consummation of such action, unless otherwise determined by the Administrator.

(c) **Corporate Transactions.** In the event of a sale of all or substantially all of the Company's assets, or a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another corporation, entity or person, or another transaction materially similar in effect, as set forth under the definition of "Triggering Event" (a "Corporate Transaction"), each outstanding Option shall either be (i) assumed or an equivalent option or right shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation (the "Successor Corporation"), or (ii) terminated in exchange for a payment of cash, securities and/or other property equal to the excess of the Fair Market Value of the portion of the Optioned Stock that is vested and exercisable immediately prior to the consummation of the Corporate Transaction over the per Share exercise price thereof. Notwithstanding the foregoing, in the event such Successor Corporation does not agree to such assumption, substitution or exchange, each such Option shall terminate upon the consummation of the Corporate Transaction, subject to Section 14(d), below.

(d) **Acceleration if not Assumed.** Unless the applicable Option Agreement, employment agreement or other applicable written agreement provides otherwise, if a Corporate Transaction constitutes a Triggering Event and any outstanding Option held by a current Employee or Consultant is to be terminated (in whole or in part) pursuant to the preceding paragraph, the vesting and exercisability of each such Option shall accelerate such that the Option shall become vested and exercisable in full prior to the consummation of the Triggering Event at such time and on such conditions as the Administrator shall determine. The Administrator shall notify the Participant that the Option will terminate at least five (5) days prior to the date on which the Option terminates.

15. **Time of Granting Options.** The date of grant of an Award shall, for all purposes, be the date on which the Administrator makes the determination granting such Award, or such other date as is determined by the Administrator.

16. **Amendment and Termination of the Plan.** The Board may at any time amend or terminate the Plan, but no amendment or termination (other than an adjustment pursuant to Section 14 above) shall be made that would materially and adversely affect the rights of any Participant under any outstanding Award, without his or her consent. In addition, to the extent necessary and desirable to comply with the Applicable Laws, the Company shall obtain the approval of holders of capital stock with respect to any Plan amendment in such a manner and to such a degree as required.

17. **Conditions Upon Issuance of Shares.** Notwithstanding any other provision of the Plan or any agreement entered into by the Company pursuant to the Plan, the Company shall not be obligated, and shall have no liability for failure, to issue or deliver any Shares under the Plan unless such issuance or delivery would comply with the Applicable Laws, with such compliance determined by the Company in consultation with its legal counsel. As a condition to the exercise

of any Option, the Company may require the person exercising the Option or purchasing the Restricted Stock to (i) represent and warrant at the time of any such exercise or purchase that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by Applicable Laws and (ii) insert any restrictive legend or legends, to be embossed or imprinted on Share certificates, that are, in the discretion of the Administrator in consultation with counsel, necessary or appropriate to comply with the provisions of any Applicable Law. Shares issued upon exercise of Options prior to the date, if ever, on which the Common Stock becomes a Listed Security shall be subject to a right of first refusal in favor of the Company pursuant to which the Participant will be required to offer Shares to the Company before selling or transferring them to any third party on such terms and subject to such conditions as is reflected in the applicable Option Agreement.

18. **Beneficiaries.** Unless stated otherwise in an Award agreement, a Participant may designate one or more beneficiaries with respect to an Award by timely filing the prescribed form with the Company. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Participant's death. If no beneficiary was designated or if no designated beneficiary survives the Participant, then after a Participant's death any vested Award(s) shall be transferred or distributed to the Participant's estate.

19. **Approval of Holders of Capital Stock.** If required by the Applicable Laws, continuance of the Plan shall be subject to approval by the holders of capital stock of the Company within twelve (12) months before or after the date the Plan is adopted or, to the extent required by Applicable Laws, any date the Plan is amended. Such approval shall be obtained in the manner and to the degree required under the Applicable Laws.

20. **Addenda.** The Administrator may approve such addenda to the Plan as it may consider necessary or appropriate for the purpose of granting Awards to Employees or Consultants, which Awards may contain such terms and conditions as the Administrator deems necessary or appropriate to accommodate differences in local law, tax policy or custom, which, if so required under Applicable Laws, may deviate from the terms and conditions set forth in this Plan. The terms of any such addenda shall supersede the terms of the Plan to the extent necessary to accommodate such differences but shall not otherwise affect the terms of the Plan as in effect for any other purpose.


ADDENDUM A

2015 Stock Option and Equity Compensation Plan


(California Participants)

Prior to the date, if ever, on which the Common Stock becomes a Listed Security and/or the Company is subject to the reporting requirements of the Exchange Act, the terms set forth herein shall apply to Awards issued to California Participants. All capitalized terms used herein but not otherwise defined shall have the respective meanings set forth in the Plan.

1. The following rules shall apply to any Option in the event of termination of the Participant's Continuous Service Status:

    (a)   If such termination was for reasons other than death, "disability" (as defined below), or Cause, the Participant shall have at least thirty (30) days after the date of such termination to exercise his or her Option to the extent the Participant is entitled to exercise on his or her termination date, provided that in no event shall the Option be exercisable after the expiration of the Option term as set forth in the Option Agreement.

    (b)   If such termination was due to death or disability, the Participant shall have at least six (6) months after the date of such termination to exercise his or her Option to the extent the Participant is entitled to exercise on his or her termination date, provided that in no event shall the Option be exercisable after the expiration of the Option term as set forth in the Option Agreement.

"Disability" for purposes of this Addendum shall mean the inability of the Participant, in the opinion of a qualified physician acceptable to the Company, to perform the major duties of the Participant's position with the Company or any Parent or Subsidiary because of the sickness or injury of the Participant.

2. Notwithstanding anything stated herein to the contrary, no Option shall be exercisable on or after the tenth anniversary of the date of grant and any Award agreement shall terminate on or before the tenth anniversary of the date of grant.

3. The Company shall furnish summary financial information (audited or unaudited) of the Company's financial condition and results of operations, consistent with the requirements of Applicable Laws, at least annually to each California Participant during the period such Participant has one or more Awards outstanding, and in the case of an individual who acquired Shares pursuant to the Plan, during the period such Participant owns such Shares. The Company shall not be required to provide such information if (i) the issuance is limited to key employees whose duties in connection with the Company assure their access to equivalent information or (ii) the Plan or any agreement complies with all conditions of Rule 701 of the Securities Act of

1933, as amended; provided that for purposes of determining such compliance, any registered domestic partner shall be considered a "family member" as that term is defined in Rule 701.

Number of Shares: Date of Grant:

FORM OF NON-QUALIFIED STOCK OPTION AGREEMENT

AGREEMENT made this ___ day of _____ 20__, between_____ (the "Optionee"), and qaZING, Inc., a Delaware corporation (the "Company").

1. **Grant of Option**

The Company, pursuant to the provisions of the 2015 Non-Qualified Stock Option Plan (the "Plan"), adopted by the Board of Directors on December15, 2015, the Company hereby grants to the Optionee, subject to the terms and conditions set forth or incorporated herein, an option to purchase from the Company all or any part of an aggregate of _____ shares, $0.001 par value, of its common stock, as such common stock is now constituted, at the purchase price of $0.001 per share. The provisions of the Plan governing the terms and conditions of the Option granted hereby are incorporated in full herein by reference.

2. **Exercise**

The Option evidenced hereby shall be exercisable in whole or in part on or after _____ and on or before _____, provided that the cumulative number of shares of common stock as to which this Option may be exercised (except in the event of death, termination, or otherwise as provided in the Plan) shall not exceed the following amounts:

Cumulative Number of Shares	Prior to Date (Not Inclusive of)

The Option evidenced hereby shall be exercisable by the delivery to and receipt by the Company of (i) written notice of election to exercise, in the form set forth in Attachment B hereto, specifying the number of shares to be purchased; (ii) accompanied by payment of the full purchase price thereof in cash or certified check payable to the order of the Company, or by fully paid and nonassessable common stock of the Company properly endorsed over to the Company, or by a combination thereof, or as otherwise permitted under the terms of the Plan and (iii) by return of this Stock Option Agreement for endorsement of exercise by the Company on Schedule I hereof. In the event fully paid and nonassessable common stock is submitted as whole or partial payment for shares to be purchased hereunder, such common stock will be valued at their Fair

Market Value (as defined in the Plan) on the date such shares received by the Company are applied to

3. Transferability

The Option evidenced hereby is not assignable or transferable by the Optionee other than as provided in the Plan. The Option shall be exercisable only by the Optionee during his lifetime.

qaZING, Inc.

By:

_____

–

Name:

Title:

ATTEST:

Optionee hereby acknowledges receipt of a copy of the Plan, attached hereto and accepts this Option subject to each and every term and provision of such Plan. Optionee hereby agrees to accept as binding, conclusive and final, all decisions or interpretations of the Board of Directors or the Committee administering the Plan on any questions arising under such Plan. Optionee has had a chance to review the Plan in full, and to ask questions of Company's management, and has received answers satisfactory to him or her, as regards the Plan. Optionee has had the opportunity to consult with its tax and legal advisors as regards the Plan and the options granted to him or her thereunder.

Dated: _____

_____

Optionee

_____

Print Name

Address:

_____

Social Security No.

ATTACHMENT B

NOTICE OF EXERCISE

To: qaZING, Inc.

(1) The undersigned hereby elects to purchase _____ shares of Common Stock (the "Common Stock"), of qaZING, Inc. pursuant to the terms of the attached Non-Qualified Stock Option Agreement, and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned or in such other name as is specified below:

_____

(Name)

_____

_____

(Address)

Dated:

_____

(Signature)

Optionee: Date of Grant:

SCHEDULE I

DATE	SHARES PURCHASED	PAYMENT RECEIVED	UNEXERCISED SHARES REMAINING	ISSUING OFFICER INITIALS

Exhibit 5C: Advisory Board Agreement

ADVISORY BOARD AGREEMENT

THIS ADVISORY BOARD AGREEMENT is made effective as of _____, (the "Effective Date") by and between qaZING, Inc., a Delaware corporation formed September 12, 2015 (the "Company"), and _____, (the "Advisor").

RECITALS

A. Company desires to obtain the services of Advisor to serve on the Company's Board of Advisors (the "AB"), and the Advisor desires to serve on the AB, upon the following terms and conditions.

B. Company has spent significant time, effort, and money to develop certain Proprietary Information (as defined below), which Company considers vital to its business and goodwill.

C. The Proprietary Information may necessarily be communicated to or received by Advisor in the course of serving on the AB for the Company, and Company desires to obtain the Services of Advisor, only if, in doing so, it can protect its Proprietary Information and goodwill.

D. Company does not, however, desire to receive from Advisor, or for Advisor to either induce the use of or use in connection with the performance of the Services, any information which is confidential to or ownership of which resides in a third party, whether acquired either prior to or subsequent to Advisor's retention hereunder.

AGREEMENT

NOW, THEREFORE, the parties hereto hereby agree as follows:

1. Advisory Board Member. Company hereby retains Advisor to serve on its Advisory Board. The term of this Agreement (the "Term") shall be the period commencing on the Effective Date and terminating

upon three (3) days prior written notice delivered by either party to the other for any reason. Upon any termination of the Services as provided in the preceding sentence, this Agreement shall terminate except that the provisions set forth in Sections 2.b, 4 and 6 of this Agreement shall survive such termination.

2. Position, Duties, Responsibilities.

a. Duties. Advisor shall perform those services ("Services") as reasonably requested by the Company from time to time, including but not limited to the Services described on Exhibit A attached hereto. Advisor shall devote Advisor's commercially reasonable efforts and attention to the performance of the Services for the Company on a timely basis. Advisor shall also make himself available to answer questions, provide advice and provide Services to the Company upon reasonable request and notice from the Company.

b. Independent Contractor; No Conflict. It is understood and agreed, and it is the intention of the parties hereto, that Advisor is an independent contractor, and not the employee, agent, joint venturer, or partner of Company for any purposes whatsoever. Advisor represents and warrants to the Company that Advisor is skilled in providing, and has the ability to provide, the Services. To the extent necessary, Advisor shall be solely responsible for any and all taxes related to the receipt of any compensation under this Agreement. Advisor hereby represents, warrants and covenants that Advisor has the right, power and authority to enter into this Agreement and that neither the execution nor delivery of this Agreement, nor the performance of the Services by Advisor will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which Advisor is now or hereinafter becomes obligated.

3. Compensation, Benefits, Expenses.

a. Compensation. As full and complete consideration of the Services to be rendered hereunder, the Company shall pay Advisor the Compensation described on Exhibit A attached hereto.

b. Reimbursement of Expenses. Company shall promptly reimburse Advisor for any reasonable costs and expenses incurred by Advisor in connection with any Services specifically requested by Company and actually performed by Advisor pursuant to the terms of this Agreement. Each such expenditure or cost shall be reimbursed only if: (i) Advisor receives prior approval from the Company's CEO or President or other executive for such expenditure or cost, and (ii) Advisor furnishes to Company adequate records and other documents reasonably acceptable to Company evidencing such expenditure or cost.

4. Proprietary Information; Work Product; Non Disclosure.

a. Defined. Company has conceived, developed and owns, and continues to conceive and develop, certain property rights and information, including but not limited to its business plans and objectives, client and customer information, financial projections, marketing plans, marketing materials, logos, and designs, and technical data, inventions, processes, know how, algorithms, formulae, franchises, databases, computer programs, computer software, user interfaces, source codes, object codes, architectures and structures, display screens, layouts, development tools and instructions, templates, and other trade secrets, intangible assets and industrial or proprietary property rights which may or may not be related directly or indirectly to Company's software business and all documentation, media or other tangible embodiment of or relating to any of the foregoing and all proprietary rights therein of Company (all of which are hereinafter referred to as the "Proprietary Information"). Although certain information may be generally known in the relevant industry, the fact that Company uses it may not be so known. In such instance, the knowledge that Company uses the information would comprise Proprietary Information. Furthermore, the fact that various fragments of information or data may be generally known in the relevant industry does not mean that the manner in which Company combines them, and the results obtained thereby, are known. In such instance, that would also comprise Proprietary Information.

b. General Restrictions on Use. Advisor agrees to hold all Proprietary Information in confidence and not to, directly or indirectly, disclose, use, copy, publish, summarize, or remove from Company's premises any Proprietary Information (or remove from the premises any other property of Company), except (i) during the consulting relationship to the extent authorized and necessary to carry out Advisor's responsibilities under this Agreement, and (ii) after termination of the consulting relationship, only as specifically authorized in writing by Company. Notwithstanding the foregoing, such restrictions shall not apply to: (x) information which Advisor can show was rightfully in Advisor's possession at the time of disclosure by Company; (y) information which Advisor can show was received from a third party who lawfully developed the information independently of Company or obtained such information from Company under conditions which did not require that it be held in confidence; or (z) information which, at the time of disclosure, is generally available to the public.

c. Ownership of Work Product. All Work Product shall be considered work(s) made by Advisor for hire for Company and shall belong exclusively to Company and its designees. If by operation of law, any of the Work Product, including all related intellectual property rights, is not owned in its entirety by Company automatically upon creation thereof, then Advisor agrees to assign, and hereby assigns, to Company and its designees the ownership of such Work Product, including all related intellectual property rights. "Work Product" shall mean any writings (including excel, powerpoint, emails, etc.), programming, documentation, data compilations, reports, and any other media, materials, or other objects produced as a result of Advisor's work or delivered by Advisor in the course of performing that work.

d. Incidents and Further Assurances. Company may obtain and hold in its own name copyrights, registrations, and other protection that may be available in the Advisor. Advisor agrees to provide any assistance required to perfect such protection. Advisor agrees to take sure further actions and execute and deliver such further agreements and other instruments as Company may reasonably request to give effect to this Section 4.

e. Return of Proprietary Information. Upon termination of this Agreement, Advisor shall upon request by the Company promptly deliver to Company at Company's sole cost and expense, all drawings, blueprints, manuals, specification documents, documentation, source or object codes, tape discs and any other storage media, letters, notes, notebooks, reports, flowcharts, and all other materials in its possession or under its control relating to the Proprietary Information and/or Services, as well as all other property belonging to Company which is then in Advisor's possession or under its control. Notwithstanding the foregoing, Advisor shall retain ownership of all works owned by Advisor prior to commencing work for Company hereunder, subject to Company's nonexclusive, perpetual, paid up right and license to use such works in connection with its use of the Services and any work product

f. Remedies/Additional Confidentiality Agreements. Nothing in this Section 4 is intended to limit any remedy of Company under applicable state or federal law. At the request of Company, Advisor shall also execute Company's standard non disclosure agreement, inventions assignment agreement or similarly named agreements as such agreements are currently applied to and entered into by Company's most recent employees.

5. Non Compete. During the Term, Advisor shall provide the Company with prior written notice if Consultant intends to provide any services, as an employee, consultant or otherwise, to any person, company or entity that competes directly with the Company, which written notice shall include the name of the competitor. During the period that is six (6) months after the termination of this Agreement, Advisor shall provide the Company with written notice any time that Advisor provides any services, as an employee, consultant or otherwise, to any person, company or entity that competes directly with the Company. Notwithstanding anything to the contrary contained herein, Company hereby consents to Consultant providing services, as an employee, consultant or otherwise, to the following companies.

a. Notices. All notices required under this Agreement shall be deemed to have been given or made for all purposes upon receipt of such written notice or communication. Notices to each party shall be sent to the address set forth below the party's signature on the signature page of this Agreement. Either party hereto may change the address to which such communications are to be directed by giving written notice to the other party hereto of such change in the manner provided above.

b. Entire Agreement. This Agreement and any documents attached hereto as Exhibits constitute the entire agreement and understanding between the parties with respect to the subject and therein, and supersede and replace any and all prior agreements and understandings, whether oral or written with respect to such matters. The provisions of this Agreement may be waived, altered, amended or replaced in whole or in part only upon the written consent of both parties to this Agreement.

c. Severability, Enforcement. If, for any reason, any provision of this Agreement shall be determined to be invalid or inoperative, the validity and effect of the other provisions herein shall not be affected thereby, provided that no such severability shall be effective if it causes a material detriment to any party.

d. Governing Law. The laws of the United States of America and the State of New York applicable to contracts entered into wholly within the borders of such state govern all matters arising out of or relating to this Agreement, without giving effect to any conflict of law principles. Company and Advisor each irrevocably consent to the exclusive personal jurisdiction of the federal and state courts located in New York, New York as applicable, for any matter arising out of or relating to this Agreement, except that in actions seeking to enforce any order or any judgment of the federal or state courts located in New York County, New York, personal jurisdiction will be nonexclusive. Additionally, notwithstanding anything in the foregoing to the contrary, a claim for equitable relief arising out of or related to this Agreement may be brought in any court of competent jurisdiction.

e. Injunctive Relief. The parties agree that in the event of any breach or threatened breach of any of the covenants in Section 4, the damage or imminent damage to the value and the goodwill of Company's business will be irreparable and extremely difficult to estimate, making any remedy at law or in damages inadequate. Accordingly, the parties agree that Company shall be entitled to injunctive relief against Advisor in the event of any breach or threatened breach of any such provisions by

Advisor, in addition to any other relief (including damages) available to Company under this Agreement or under applicable state or federal law.

f. Publicity. The Company shall, with prior written approval by Advisor, have the right to use the name, biography and picture of Advisor on the Company's website, marketing and advertising materials.

IN WITNESS WHEREOF, each party hereto has duly executed this Agreement as of the Effective Date.

COMPANY ADVISORY BOARD MEMBER:

Signature:

_____

Name:

Address:

qaZING, Inc.

Name:

_____

Title:

_____

Signature:

_____

Exhibit A to Advisory Board Agreement

As a member of the Advisory Board, you shall:

Participate in monthly Advisory calls, if requested by the Company, which will last no more than 1 hour.

Participate in annual full day retreat, if requested by the Be accessible to Company to provide guidance on governmental, business and technology strategy issues on an as needed basis.

The Company shall issue Advisor a non qualified stock option to purchase _____ shares ("Option Shares") of the Company's common stock at an exercise price equal to $.001 per share, subject to the terms of the Company's 2015 Non Qualified Stock Option Plan. The Option Shares shall vest as follows: provided this Agreement remains in effect, 25% of the Option Shares shall vest on the one year anniversary of this Agreement, and the remaining 75% Option Shares shall vest according to the following schedule: 1/48th of total Option Shares will vest each month after the one year anniversary of this agreement.

Exhibit 6: Escrow Agreements

ESCROW SERVICES AGREEMENT

The Company's escrow agreement is disclosed at www.StartEngine.com

Exhibit 7: Opinion re legality

April 28, 2016

qaZING, Inc.

70 Main Street, Suite 500

Peterborough, New Hampshire 03458

Attn: Jason Garland, Chief Executive Officer

Re: qaZING, Inc., Securities Offering

Gentlemen:

We are acting as counsel to qaZING, Inc. (the "Company") on a limited basis in connection with the preparation and filing with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, of the Company's Offering Statement on Form 1-A. The Offering Statement covers 3,571,000 shares of the Company's common stock (the "Shares").

In our capacity as such counsel, we have examined and relied upon the originals or copies certified or otherwise identified to our satisfaction, of the Offering Statement, the form of Subscription Agreement and such corporate records, documents, certificates and other agreements and instruments as we have deemed necessary or appropriate to enable us to render the opinions hereinafter expressed.

On the basis of such examination, we are of the opinion that:

1. The Shares have been duly authorized by all necessary corporate action of the Company.

2. When issued and sold by the Company against payment therefor pursuant to the terms of

the Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable.

We hereby consent to the use of our name in the Offering Statement and we also consent to the filing of this opinion as an exhibit thereto. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Commission thereunder.

Very truly yours,

Atkins Callahan, PLLC